1-10858

ManorCare INC

2002 Annual Report

P.E. 12-31-02




03056014

# Quality Care in a Caring Environment

## Our Vision

We, the employees of Manor Care, are dedicated to providing the highest quality in health care services. By ensuring that residents, patients and clients live with the greatest dignity and comfort possible, we will establish Manor Care as the preeminent care provider, committed to standards of performance which serve as the hallmark of the industry.

This level of performance will require:

- Employee commitment to excellence in health care.
- Attractive, highly functional facilities.
- Clear, appropriate and measurable performance targets.
- A healthy working atmosphere based on sound, uniform policies; clear direction and lines of authority; a responsive management; and unsurpassed employee training.

Satisfying the needs of our most discriminating customers is the truest indicator of how well we are meeting these standards. By meeting them consistently, we will further the success of this enterprise and enhance the future for us all. As members of the Manor Care team, our exceptional performance will create the greatest possibility for personal development and recognition. Through our success, the company will continue to grow and broaden its opportunities in diverse health care markets.

---

## Our Quality of Care and Caring

We are committed to quality care in a caring environment. Our quality of caring is a tribute to our employees who work to put smiles on patients' faces and strive to provide the personal touch that is a critical part of the treatment process. Patients, residents and clients receive care from someone who not only cares for them, but cares about them.

Our skilled nursing centers and subacute medical and rehabilitation programs offer professional, cost-effective, short- and long-term solutions for those recovering from surgery, getting back on their feet after a serious injury or suffering from debilitating illnesses. Rehabilitative therapy for virtually any level of need is offered both in our centers and on an outpatient basis. We are also a recognized leader in caring for those with Alzheimer's disease and related forms of dementia.

If the health of a patient improves to the point that he or she is able to return home or to an assisted living center, our home care services help make the transition easier. We are also a leading provider of hospice care services in major markets across the country.

# Letter from the President

During the year 2002, we continued to take advantage of the operational strategies that have been the cornerstone of our success. Revenues and earnings grew significantly by focusing on key revenue-generating areas – occupancy in our skilled nursing centers, growth of ancillary businesses, emphasis on specialized services and expansion in high-demand markets. We also continued our emphasis on better managing costs such as agency employees and patient liability claims. The result was robust cash generation, which enabled us to invest nearly $100 million back into our operations for maintenance, renovation and expansion, and spend $40 million on acquisitions. Free cash flow also was used to pay down over $80 million in debt, which was an additional 10 percent paydown to the double-digit percent reduction in 2001. In addition, we accelerated the pace of our stock repurchase program, repurchasing $162 million of company shares, quadruple the 2001 level.



Paul A. Ormond, Chairman, President and Chief Executive Officer

We know we cannot control all aspects of the environment in which we provide services. So our emphasis in 2002 was on those areas we can manage and influence in order to deflect the uncertainties that are prevalent in health care today. Success meant continuing the strong commitment among our employees to providing quality care in a caring environment. Success meant a more concerted effort in working with discharge planners and other referrers to increase skilled nursing center occupancy by ensuring they were aware of the level and complexity of our service capabilities and our skill level to carry out an effective and appropriate treatment plan. Success meant providing resources for those areas of our business that are better positioned to weather the Medicare and Medicaid reimbursement uncertainties. For example, education and government initiatives are making people aware that the palliative care offered through hospice is a more desirable and appropriate form of care for people approaching the end of their lives. In 2002 our hospice revenues grew by more than 20 percent, cementing our position as one of the leading providers of hospice care in the U.S.

Success this past year meant expanding our number of beds in markets where demand is high and we are already a preferred care provider. We expanded and acquired ancillary businesses in those markets where we have strength and could add to our services along the continuum of care. We also identified certain operations to be sold or closed that no longer fit the long-term strategies of the company.

Our success in 2002 meant focusing even more strongly on recruiting, training and retaining an effective work force. A big part of that focus over the past two years has been eliminating high-cost, temporary agency employees, and today more than 80 percent of our skilled nursing centers are agency-free. This has helped us to decelerate annual wage rate increases

## Skilled Nursing Care

Experienced professionals provide physician-prescribed comprehensive health care around the clock. High-quality medical care through registered and licensed practical nurses; certified nursing assistants; and physical, occupational and speech therapists is complemented by social services; therapeutic recreational activities; and dietary, housekeeping and laundry services. Programs are designed to help patients and residents achieve the highest practicable level of functional independence.



## Alzheimer's Care

We are an industry leader in providing care for those with Alzheimer's disease and other dementias. Residents are supported by a planned and sequenced daily schedule in a protected, low-stress, success-oriented environment. Alzheimer's residents in early, middle and advanced stages of the disease receive specialty care and programs in our freestanding Arden Courts facilities and in dedicated Arcadia and Thalia units within many of our skilled nursing centers.

## Subacute Medical/ Rehabilitation Care

Our InterMed and MedBridge subacute programs offer cost-effective, short-term alternatives to hospital stays. Hospital stays are shortened or eliminated by our providing medical and rehabilitation programs for patients recovering from major surgery; severe injury; or serious cardiovascular, respiratory, infectious, endocrine or neurological illnesses. We also provide a full range of services to help manage complications related to chronic diseases, and often accept direct admissions from the community needing treatment for the short-term effects of illnesses such as influenza and pneumonia. Patients recover in a supportive environment designed to speed recovery and return to the community.



## Rehabilitation

Rehabilitation services are provided in each of our skilled nursing centers; in more than 90 outpatient clinics; and at work sites, schools, homes, hospitals and other off-site locations. Licensed therapists provide physical, speech, respiratory and occupational therapy for patients recovering from major surgery; strokes; heart attacks; workplace and sports injuries; neurological and orthopedic conditions; and other illnesses, injuries and disabilities. Therapists also work with companies on training programs – for such areas as correct lifting and carrying techniques – to minimize employee workplace injuries.

## Home Care and Hospice

Oftentimes, patients do not require the level of care offered by a hospital or skilled nursing center. We provide a spectrum of services to assist individuals who want to remain in their homes and receive the medical and related care they need to function. Our hospice services provide clinical care, education, counseling and other resources for individuals in the last stages of their lives. Care takes into consideration the needs of family members, as well. Services are provided in people's homes and in skilled nursing centers.



## Assisted Living

Dedicated units within our skilled nursing centers, as well as stand-alone assisted living centers, provide a home-like, residential setting. Residents live independently while receiving personal care assistance as needed for general activities of daily living such as dressing, bathing, meal preparation and medication management. A broad spectrum of social/recreational activities is also integral to the assisted living experience.

# Who We Are

Manor Care, Inc., through its operating group HCR Manor Care, is the leading owner and operator of long-term care centers in the United States. Our 61,000 employees have made us the preeminent care provider in the industry. High-quality care for patients, residents and clients is provided through a network of more than 500 long-term care centers, assisted living facilities, outpatient rehabilitation clinics, and home health care and hospice offices. Alliances and other ventures supply high-quality pharmaceutical products and management services for professional organizations. The company operates primarily under the respected Heartland, ManorCare and Arden Courts names.

**Contents**



# Forward-Looking Information

Statements contained in this annual report that are not historical facts may be forward-looking statements within the meaning of federal law. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the company to differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the company with the Securities and Exchange Commission and include changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs, changes in the competitive marketplace, and changes in current trends in the cost and volume of general and professional liability claims. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

## Financial Highlights

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | | (In millions, except EPS) | |
| Revenues | $ 2,905 | $ 2,694 | $ 2,381 |
| Diluted EPS before cumulative effect | $ 1.33 | $ .66 | $ .38 |
| Net cash provided by operating activities | $ 283 | $ 283 | $ 210 |

to about 5 percent, the lowest rate of increase in over two years. Success meant implementing a variety of company programs in quality and claims management that helped reduce our exposure to patient liability claims. These risk management initiatives, combined with a measure of tort reform in key states, were able to slow the growth in the number of patient liability claims, and keep 2002 settlement costs per claim below the 2001 level.

## The Reimbursement Environment

It was encouraging that these and related initiatives enabled us to improve revenue and earnings in the 2002 fourth quarter over the previous-year quarter even though we experienced a Medicare reimbursement decline beginning October 1. We have a strong balance sheet, in addition to a proven growth strategy, that gives us flexibility to adjust to such changes so that we don't experience the full weight of the negative impact. But this is a critical issue for our industry. Some providers have already announced their intention to file for bankruptcy under Chapter 11, and several other major companies are in a precarious financial situation. Ironically, legislators' failure to provide adequate funding comes at a time when the public is pressuring them for a higher level of care in nursing centers. The ability to hire, train and retain quality frontline caregivers and professional staff is greatly compromised by reduced Medicare funding.

Medicaid funding for our nation's most needy is an equally troubling issue, as states struggle with declining revenues and increasing expenses. With Medicaid being a large percentage of these expenses, state legislators are looking at ways to scale back the program at a time when there is a need for increased reimbursement, not less. We are confident that we will continue to have opportunities for growth even if we do not get much help from Medicare and Medicaid reimbursement increases. But this issue requires the thoughtful leadership of our elected officials before our nation's frailest elderly face an even greater crisis and access to appropriate care becomes more restrictive.

## An Effective Growth Strategy

The initiatives that led to our successes were not something new for 2002, nor were they a divergence from our proven multifaceted approach to growth. Rather they were a continuation along the path that has been the key to our success for more than a decade, a path we feel still offers rewarding opportunities.

Our multifaceted approach to growth provides a basic framework that gives us flexibility to expand through a variety of approaches. That framework includes:

◦ **Focus on Margin Improvement and Revenue Growth.** In 2002 we grew revenues by over $200 million. Initiatives are in place to increase occupancy further by focusing on market share growth and intensifying sales and marketing initiatives. Introduction of new quality care programs, as well as broader implementation of existing programs, is expected to assist census growth. On the cost side, efforts are ongoing to build a more stable, professional workforce to further reduce costs associated with temporary agency employees. We have also devoted considerable resources on the need for tort reform, and have been encouraged in recent months by growing momentum at both the state and national level to rein in unbridled litigation. These efforts and our own management initiatives should help with our patient liability claim exposure.

◦ **Expansion of Specialty and Subacute Services.** We offer a broad spectrum of specialized capabilities that gives us a competitive advantage in most of our markets. We continue to leverage our ability to treat co-morbidities and provide enhanced services in such areas as wounds, pain, oncology and chronic diseases. In our skilled nursing centers, 80 percent of our Medicare admissions are related to rehabilitation, and many patients require only a short-term treatment program to gain the strength and ability to return home or to a lower level of care, such as assisted living. We have positioned ourselves as the cost-effective alternative to traditional and rehabilitation hospitals for providing the care needed to achieve patients' short-term outcome goals.

◦ **Vertical Integration.** Vertical integration is focusing most strongly on increasing hospice penetration, both in number of offices to serve target markets and in reaching a larger percentage of underserved patients who are qualified for and in need of hospice services. In 2002, we acquired four home health and hospice businesses. This facet of our strategy is also directed at opportunities to expand our number of outpatient therapy clinics in areas where they can be complementary to our nursing centers and home care offices.

◦ **New Construction, Expansions and Acquisitions.** The strength of our balance sheet provides us a wide variety of opportunities, including the ability to acquire new businesses, build new facilities and expand existing facilities, as well as invest in the continuous maintenance and renovation of our locations. In addition to acquiring the four home health and hospice businesses, during the past year, we opened three new Alzheimer's assisted living centers in areas complementary to our skilled nursing centers and began seven skilled nursing expansions in addition to those already under way. Five expansions were completed. We are uniquely positioned to substantially grow our businesses if and when the right opportunities surface.

◦ **Alliances.** Our financial strength and management skills make us a desirable partner for health care industry initiatives. In 2002, we continued to benefit from our partnership with Omnicare for pharmaceutical products, and we formed an alliance with Health Management Associates, which we expect will give us the opportunity to expand our services more quickly and cost-effectively than proceeding on our own.

## Balance Will Aid Our Growth

Certainly, the year ahead would be easier to assess if we knew when and how legislators were going to address Medicare and Medicaid funding issues. World tensions and a host of other domestic economic issues are straining the nation's financial resources and consuming legislators' time. Care of our nation's elderly and those requiring subacute care must be a top priority, but the timing of an appropriate resolution is unclear. Manor Care's balance is a key to moving forward even in the midst of all this uncertainty.

Balance starts with our skilled nursing centers. We have the highest private pay census of any major provider. So while Medicare and Medicaid funding is vital, a large percentage of our skilled nursing revenues are unaffected by government-based reimbursement. Balance also comes from our strong and growing ancillary businesses. Although hospice and home health care benefit from government reimbursement, they are areas of care that both the federal and state governments are courting due to their being lower cost alternatives. Double-digit hospice growth is expected to continue.

Similarly, our outpatient therapy clinics offer balance. There is growing demand for therapy services in multiple, non-geriatric settings, such as schools, manufacturing sites and hospitals. Our strategically located clinics offer excellent opportunities for further penetration.

Balance also comes from our strong financial position. We have been generating tremendous cash flow during challenging times and paying down significant amounts of debt. We have been buying back millions of shares of our stock. Our robust cash generation and balance sheet strength give us the ability to support and expand our existing operations and acquire new assets. Our growth strategies are backed by sound financial resources, not hampered by a highly leveraged balance sheet, so that we can continue on our proven path to success.

In 2003, our efforts will continue to focus on delivering high-quality care. We are a resilient organization, committed to growth and being the provider of choice in the markets we serve. I thank our 61,000 employees for their efforts this past year on behalf of those who have been entrusted to us for their care.



Paul A. Ormond
Chairman, President and Chief Executive Officer

# A Big Step Forward

*Markie was admitted to our Heartland center early this past year after being discharged from the hospital following a hip fracture.*

*Upon arrival, Markie's condition was very poor. She could not walk or bear weight. She was weak and had little endurance. Her outlook was also very poor because her physician had told her that she would never walk again.*

*Our therapists had a great challenge. They not only had to help with the healing process by keeping her muscles intact, but also needed to help her regain strength so that when she was able to bear weight, she could continue with the therapy program. It was a very long process, but Markie continued to improve. Her spirits were only fair because she was still fearful that she might not walk again.*

*As a result of her surgery, one leg was so much longer than the other that it was impossible for her to walk. The therapist made a wooden clog for her foot. Much to her surprise, Markie was able to stand and take a few steps. Each day she was able to walk farther and farther.*

*The therapist suggested that a special shoe be made so that she could always walk. Markie stated that her pride was hurt because she had to have such a big lift in her shoe. But when she saw what she was going to be able to do, her pride took a back seat. Each day, she walked farther than the day before, and she became more excited because she would be able to go back home. Seven months later, Markie, indeed, did go home with her nephew. She was so happy that in this case her physician was mistaken and that she was again walking.*



Our Vision states that we are dedicated to providing the highest quality in health care services. That means we research, evaluate and implement those clinical care programs that work toward the highest practicable level of well-being for our patients, residents and clients. That we not only look after the physical well-being of those we care for, but are also aware of their mental and psychosocial needs. That we strive to hire and retain qualified staff. That we continually train and educate employees to help them stay at the top of their game. It is a process that is being refined and enhanced as we look for ways to provide an even higher level of care.

Our care and caring start with our employees. It's often taken for granted in the health care industry that high turnover is something providers just have to live with. We're not convinced, and we have started to see evidence in some of our operations that we can improve both recruiting and retention. We also know that higher retention generally translates into better care because longer-term, satisfied employees have attained the skill level and developed the relationships that lead to a higher level of care. To achieve a higher level of retention, we need to focus on employees' intrinsic satisfiers, including meaningful relationships with co-workers and supervisors, training and education to build skill competence, and the opportunity to develop and advance.

A two-step program for our nursing assistants is an example of an initiative to advance the skill level of our caregivers while also providing some of the satisfiers that lead to greater retention. Nursing assistants enrolled in our Nursing Assistant Specialist Program receive training in the areas of nutrition management, life enhancement processes, resident protection practices, quality improvement processes, infection control practices and the legal aspects of health care related to nursing assistants. After achieving specialist status, the nursing assistant can apply for the Senior Nursing Assistant Specialist Program. In this program, nursing assistant specialists can hone their skills in a particular area of their choosing, including dementia, restorative or rehabilitation care, palliative care or enhanced clinical skills. Upon completion of the program, the senior nursing assistant specialist becomes a preceptor or mentor of new employees.

Just as with our nursing assistants, we have an education program for our professional nurses to meet the increased demand for clinical and leadership skills. The Nursing Leadership Development Program consists of six core tracks — personnel development, clinical systems, quality process, resource utilization, leadership fundamentals and fiscal accountability. The program is designed to provide hands-on experience for concepts learned in the classroom. Participants also receive preceptor training and competency validation for each module. The program is being used with directors of nursing, assistant directors of nursing, directors of nursing in training and as a nurse refresher program. Participants have up to a year to complete the course, and, in 2002, 630 professional staff entered the program and, of those, approximately 175 had already graduated by year-end.

Companion programs are being developed and/or implemented for regional directors of operations, administrators and department heads that teach coaching for success skills to help reinforce the learning that is taking place with frontline staff. The traditional managerial wisdom is, "Treat your employees as you would want to be treated." We're thinking that a step up from that is to treat your employees as they want to be treated. We believe as deployment of these programs increases, retention and our quality of care will continue to improve.

# A Heartfelt Reunion

*It was reunion time when a registered nurse from our Heartland Home Health Care office went to admit a new client for our home health services. This gentleman, whom we'll call "Walt," had fallen in his home, and the hospital recently discharged him. What a surprise when the nurse realized that Walt had been the principal of the middle school he attended years ago!*

*Walt's wife – the only family he had locally – was a self-described "old retired nurse." She was very happy to learn that a former student was now here to care for them.*

*Walt had been diagnosed with Alzheimer's, and his memory had deteriorated significantly. The three of them spent a long time reminiscing, but, unfortunately, Walt could relate to very little. On this day, the Heartland nurse talked to them of Walt's future. The day before, Walt's doctor told his wife that he probably wouldn't have much longer than six months to live. As a former nurse, Walt's wife accepted and understood this. They had talked about dying "years ago." Our nurse explained the philosophy of hospice and suggested that they consider a referral.*

*As Walt's wife sat there with tears in her eyes, the Heartland nurse remembered once again why he loved being a home health caregiver. Walt's wife didn't dwell on his impending decline; she only said, "You will never know what the therapist, the aide and you have meant to me." The Heartland staff had taken the time to listen and then guide her through a difficult time. It seems that no one had really taken the time to just listen, try to help them through the present, or make suggestions about their future. Walt's wife said she would never forget what "the Heartland folks" had done for her and her husband.*



# Quality Care in Skilled Nursing

On any given day, Manor Care provides skilled nursing care for more than 36,000 patients through approximately 300 nursing centers in 31 states. Our typical nursing center today must be prepared for a much more rapid turnover of its patient population. Many more people are coming to our centers to get stronger and then return home or to a lower level of care such as assisted living. On average, a Manor Care nursing center has about 30 new admissions per month, and 80 percent of these are Medicare admissions with an average length of stay of less than 40 days. Our larger centers can have 100 to 120 admissions and discharges per month. A large percentage of our patients do not expect our nursing center to be their final home.

Our centers are admitting people who just a few years ago would have been extending their stay in hospitals, not entering a nursing center. This means our average patient is sicker, frailer and in need of the more complex medical care typical in a hospital. This has meant a considerable increase in the average skill level of our caregivers compared with five to 10 years ago. Today, just as in a hospital, registered and licensed practical nurses and certified nursing assistants provide the majority of the daily care. And physicians and nurse practitioners have increasing involvement in patients' treatment plans and care delivery.

We have highly skilled professional staff in place throughout our operations. One of our key initiatives is to use the knowledge and skills of staff to work closely with new employees as a preceptor or mentor during the first 90 days of employment. Staff members who have completed our Preceptor Orientation Program work with new employees to ensure they understand their tasks and Manor Care's policies and procedures. The preceptor also evaluates the new employee's competency in specific clinical areas to determine if additional training is required. Currently, the preceptor program is being rolled out for nursing assistants and licensed nurses, with plans to phase in additional areas such as dietary and housekeeping. Using the skills and knowledge of our tenured employees to guide new employees upon hire is a step in teaching the skills necessary to provide patients with the appropriate care.

## Enhancing Quality of Life

Manor Care's Quality of Life Program series works to maintain a patient's highest practicable level of well-being by achieving a balance in maximizing his or her assets and ability to function independently. The series concentrates on areas that have been identified as critical focal points, including management of falls, skin care, nutrition, incontinence, pain and behavior. The programs have been developed as part of an interdisciplinary process that uses a systems approach based on the latest research and care delivery methods. Once implemented, the programs enable staff to provide care and offer interventions specific to each patient's needs.

As we roll these programs out to our nursing centers, deployment is comprehensive. Our managers of clinical services provide a guided orientation for each new program, and an 800 toll-free education phone line highlights components of the new programs. Program manuals provide a system overview, program instruction, family/patient education and implementation guidelines. As programs are introduced, a program description is made available at nursing stations in the center, and specialized guides provide a quick reference and review of key program steps. Managers of clinical services and other field support personnel monitor program implementation, quality indicators and related measures to track improvement.

# Sharing His Gift

*Bill was a 51-year-old resident of one of our skilled nursing centers. He had been admitted with a traumatic brain injury. Upon his admission, he was introduced to our Heart's Desire Program. Not too long later, Bill let the center's activities director know that he had a special Heart's Desire that he hoped could be accommodated.*

*Bill has a speech impairment, so it took some time to figure out exactly what his wish was. It turned out that Bill, who has a gift for drawing, wanted to sketch and paint the Heart's Desire logo on our nursing center's wall. Bill knew that he would soon be through his rehabilitation and would be returning home with his parents, and he wanted to leave behind a piece of himself with us.*

*During the month of August, Bill started drawing, with guidance from one of the center's volunteers. They prepped the wall, drew the heart with pencil and painted the logo of two-tone purple.*

*Bill has returned home, but often stops in for visits. He also serves as a volunteer at our center. Bill is very proud of his Heart's Desire logo and thankful for the program that let him share his gift for drawing.*


HEART'S
DESIRE

To help ensure active employee participation, our Quality of Life Champion Program offers staff the opportunity to be recognized as a champion in one or more of the Quality of Life programs. Any staff member who has successfully completed the initial training, demonstrated competency and used the information to guide others in an understanding of the Quality of Life programs is eligible to participate in the Champion program. Employees who complete the program are formally recognized to help encourage other staff to participate.

## Strength of the Clinical Team

There might be a nice view out onto a pond, an inviting entrance hall with plush furniture, a beautiful flowering garden to be enjoyed in the spring and vaulted ceilings with attractive stenciling. All of this helps make a nursing center a more appealing and pleasant place to stay. But for most people, the key factor should be the expertise of the clinical team – how well will the center staff help achieve the patient's recovery goals? Before selecting a skilled nursing center, consumers, referrers and insurers should examine the clinical team's commitment to excellence as evidenced by the extent treatment targets are achieved.

Manor Care has made outcome measurement a key part of its commitment to clinical effectiveness and the post-acute medical rehabilitation programs it provides at its nursing centers. For many patients, their team-targeted treatment goal is return to the community, and we believe introducing outcome measurement is instrumental in helping staff assist patients in achieving this goal. Over time, we will roll this program out to all of our skilled centers, and as centers begin collecting clinical outcome data, we expect to be able to improve our monitoring and treatment success and to help give patients, families and referrers objective tools to make informed post-acute care decisions.

We are able to measure the impact of our post-acute medical rehabilitation programs by tracking a variety of factors, including recovery of functional independence, patients' preparedness to manage care at home and percentage of discharge goals achieved. Providing evidence of our clinical results supports an informed, intelligent decision, one that may be the most important in a patient's life.

## Our Caring Environment

In many of our nursing centers, patients learn about our caring environment soon after they enter the center and meet their Guardian Angel. A Guardian Angel is a staff member who is focused on meeting the needs of the patient he or she has been matched with and that patient's family members. After the initial visit upon admission, the Guardian Angel meets with the patient on a regular basis to address concerns, to learn about any specific needs of the patient and to celebrate special events. The Guardian Angel also stays in touch with family members and close friends and encourages their input and comments. Transition to a new living environment, no matter how temporary, can create anxiety, and, as our Vision states, we want to ensure the greatest comfort possible. With the Guardian Angel program, concerns are dealt with before they become serious issues, increasing the patient's satisfaction with his or her stay.

Our unique program called the Circle of Care® continues to be the driver of our quality care. The seven modules comprising 11 hours of interactive training have taught our employees how to listen, to say the right things at the right time, to understand and effectively use body language, to understand what motivates the activities of families, to help ensure patients and their families are satisfied guests, and, importantly, to feel good about themselves. The more than 80,000 employees who have completed the program understand the value of the critical care they provide and take pride in their work.

*Kenneth came to our ManorCare Health Services center following a 12-day hospital stay. He had initially gone to the hospital to have a tumor in his trachea evaluated for treatment, and unexpectedly went into full cardiac arrest. The tumor had completely blocked his airway. His physicians did not expect Kenneth to pull through, but he was miraculously resuscitated.*

*The large tumor could not be removed while Kenneth was in the hospital, so on admission to our center, he was receiving oxygen through a tracheostomy. He was also receiving his nutrition through a gastrostomy tube.*

*Kenneth always showed a very positive outlook regarding his condition, which helped him to progress well during his stay at our center. He received physical, occupational and speech therapies, and, nearing his discharge date, would jokingly move staff aside as he was nearly speed-walking through the hallways with his therapist. He received many radiation treatments during his stay with us, and was just beginning chemotherapy prior to going home. The tumor had begun shrinking after less than two weeks of treatment. Kenneth was discharged home 17 days after his admission, and was crying as he pulled away, saying how much he would miss the center and its staff.*

*Center staff was pleasantly surprised when Kenneth and his wife came to visit. Approximately two weeks prior to his visit, he had seen his physician, who reported to him that his tumor was completely gone. The tracheostomy had been discontinued, and the opening in his neck had already closed and healed. His wife was close to tears several times as her husband toured the center and was greeted by the staff who had gotten to know him and his story so well.*



Our caring also involves getting to know our patients better, such as learning about the things they remember and treasure. Our Heart's Desire Program gives patients a chance to relive a cherished moment from their past, such as meeting with friends once again at the local fishing hole, or living an unfulfilled dream, such as meeting a favorite entertainer or sports star. Being able to fulfill a patient's Heart's Desire not only brightens a patient's day, but usually the day of staff and family members, as well.

The "extra mile" employees have taken with patients has resulted in some incredible success stories, a few of which are shared with the photos in this section of our report. Additional examples can be found through links on the home page of our website www.hcr-manorcare.com.

## Quality Care in Rehabilitation

From a therapy perspective, when a patient is in an acute care setting, such as a hospital, the focus is on maintaining joint integrity and preventing other complications such as pneumonia. Therapy is usually at a low level, and the emphasis is on keeping the patient mobile. Once a certain level of recovery is reached, the patient can transition to a skilled nursing center where therapy can become much more intense to build endurance and strength.

Our centers' nursing and therapy teams work hand-in-hand in evaluating the patient prior to and after admission to determine an appropriate treatment care plan. A key ingredient in the care plan is what the patient and/or his or her family expects. Short- and long-term goals are developed with these expectations in mind. If the patient expects to return home and live independently, the therapy goals can be quite different than if his or her return home will include daily assistance from family members and friends.

Our therapists work with a patient's physician to schedule a treatment program that best meets the patient's needs. They then monitor how the patient is progressing and decide if the treatment plan needs to be modified. For example, the goal may be to return home, but if it's clear the patient's spouse is too fragile to offer assistance, treatment will need to emphasize that the patient is able to function independently. Our therapists might suggest a home assessment to find any challenges or barriers that need to be addressed in the treatment plan. For example, if the patient will be cooking his or her own meals, many of our centers have therapy kitchens in which occupational therapy can simulate conditions for cooking and help prepare the patient for this challenge. A return home with assistance from our home health care services might also be a viable alternative. Sometimes it becomes apparent that the goals are too ambitious, and they, too, can be modified.

The rehabilitation team is integral to the success of our Quality of Life programs. For example, therapists' assessments can help determine those patients at risk for falling. If it's due to muscle weakness, a strengthening regimen can reduce risk. Balance instability can similarly be helped through strengthening. Assistive devices, such as a walker or cane, might be what the patient's status requires. For skin management, therapists often can involve patients in the care plan by helping ensure they have the strength and know techniques for repositioning themselves in bed to reduce the risk of pressure sores and to relieve pressure on fragile joints.

# A Nice Surprise

*Thirty-three years after their first date, Ruth and Bob only have eyes for each other. Bob is now a resident of the Arcadia Unit, an Alzheimer's special care wing, at a ManorCare Health Services center. His devoted wife visits him and the nursing staff every day.*

*After listening to Ruth reminisce of their first years together, the nursing staff and Arcadia Unit director decided to plan a special Valentine's Day surprise for both Ruth and Bob. The special day began in grand style with a bouquet of flowers the staff had picked out for Bob to give to Ruth.*

*The card with the flowers was signed "To My Starlight," a special name Bob had always called his lovely wife. Knowing that Bob had lost his wedding band with the progression of his disease, the staff gave Bob a white gold wedding band similar to the one he wore for many years. Both Bob and Ruth were surprised, but their Valentine's Day was not over yet. The couple had lunch reservations awaiting them at a local restaurant so they could enjoy a special meal together on their extraordinary day.*

*In a thank you note written to the center's team, Ruth wrote,*

*"Thank you just doesn't seem like enough for all of you making my day yesterday. I was so blue when I woke up and then to have such a nice surprise, it was unbelievable. I have never been surprised before in my 73+ years. I will never forget it, and the ring idea was precious. Bob is my life."*

*Just seeing the two of them have so much fun put a smile on everyone's face.*



The skill set of our therapists is high, and we want to make sure that their knowledge base continues to expand. Throughout our operations, we promote evidence-based practice, meaning that when treatment techniques prove successful, we want the information shared to improve outcomes with patients with the same diagnosis. A rehabilitation hotline answers therapists' questions related to clinical care delivery, treatment methodologies and documentation. Educational classes are held on-site to advance knowledge on subjects such as chronic disease management. Education in various other formats focuses on geriatrics, eating and swallowing, wound care, orthopedic training and neurology. Keeping skills at a high level helps maintain patients at their highest practicable level.

### Outpatient Rehabilitation

In addition to providing rehabilitation in all of our skilled nursing centers, more than 90 outpatient therapy clinics provide a wide variety of rehabilitation services including physical, speech and occupational therapies. These services encompass traditional orthopedic, sports medicine and aquatic programs, but also emphasize specialization in areas such as geriatrics and neurology and programs for the hand and wrist and treating whiplash.

We offer our outpatient therapy services to a wide variety of clients at locations outside our clinics. Therapists assist clients in their homes and assisted living residences, at schools, and in hospitals and other health care settings. Contracts with major manufacturers provide for on-site therapy for their injured employees using a work-conditioning program that rehabilitates by taking employees through activities similar to their work responsibilities. In addition, we offer a variety of on-site training programs that help individuals prevent injuries from occurring in the first place.

## Quality Care in the Treatment of Alzheimer's

As a nationwide leader in providing care to those suffering from Alzheimer's disease and other dementias, Manor Care understands the unique hardships Alzheimer's can cause. Our focus is on a patient's remaining abilities, not what he or she has lost, and we base treatment on a thorough understanding of the individual's capabilities. We employ the Brief Cognitive Rating Scale (BCRS) to identify each patient's level of dementia and tailor a program that will enable him or her to achieve the most success.

To help ensure we offer the most advanced care available, we involve some of the most knowledgeable minds in health care in developing our programs. A unique therapy program we have adopted that evolved from this type of collaboration is called "spaced retrieval." Oftentimes, people suffering from memory loss due to Alzheimer's disease or other causes have limited success with traditional therapy approaches. Their impaired short-term memory is no longer available to learn and recall information. Spaced retrieval is a memory training technique that uses a patient's long-term memory. Patients, who have been tested and identified as ones who could benefit from spaced retrieval, practice successfully recalling relevant information over progressively longer time intervals. In this way, new information can be retained and recalled.

Spaced retrieval has now been piloted in over 60 Manor Care skilled centers and has been instrumental in improving the success of speech, physical and occupational therapy programs for patients with memory loss or impairment. It is being used to help patients remember to drink to stay hydrated, to clutch a walker before trying to walk, to relearn a family member's name and a variety of other activities to help patients function better. We expect to implement spaced retrieval techniques companywide to help patients complete therapy programs that otherwise they would have been incapable of completing.

# Quality Care in Home Health and Hospice

We recognize that "home-like" for many people is not the same as "home," and recovery often comes quicker in familiar surroundings with the support of family and friends. But they still may require medical and other forms of assistance in order to remain where they are most comfortable. Our home health care services were designed to assist those who wish to stay at home or in assisted living residences. For skilled care, our registered and licensed practical nurses and therapy professionals can provide services such as wound care and dressing changes, infusion therapy, cardiac rehabilitation, and physical, occupational and speech therapies. Our home health aides can assist with daily activities such as bathing and dressing, cooking, medication management, assistance with walking and getting in and out of bed, and even shopping and light housework. Care plans are developed, monitored and updated as a client's condition changes.

Our home health philosophy is one of patient-focused care. It is a focus that concentrates on listening to our clients to ensure we develop a plan of care that meets their needs. It is a philosophy that not only emphasizes a person's physical needs, but his or her spiritual and psychosocial needs, as well. Its goal is to sustain the highest quality of life even under the most challenging of conditions. This holistic approach, combined with the latest medical therapies, provides an effective combination of caring and compassion.

## Care with a Difference

Hospice care comes at a time when the focus is comfort, not cure. The final stages of one's life can be a difficult time both physically and mentally, and sometimes even more difficult for that person's family and friends. It often is a tough hurdle for many patients and their family members to even admit to themselves that hospice is the best choice. Accepting hospice means accepting that death is near, and that can be a heart-wrenching decision. But it is also a decision that results in the patient receiving the care he or she most needs in his or her final days. Too many people suffer needlessly in their final days instead of receiving the hospice care that can help them live out their lives with dignity.

Our hospice care emphasizes the physical, psychosocial and spiritual needs of our patients and clients. It is a focus on the mind and spirit, as well as the body. During these days, one of the most important considerations is pain management. Our clinicians have expertise in unique methods of pain relief that help promote comfort. We also provide the education, counseling and other resources that can help with emotional needs. Many times, family members are less prepared than the patient for death and the grieving process, and our life planning and coping strategies help families through this difficult time. Oftentimes, patients prefer remaining in their homes during their final days, and we can provide needed medications, pain management and other services for those who are able to be at home. This might even include training the patient to handle his or her pain management.

# Financial Review

## Management's Discussion and Analysis of Financial Condition and Results of Operations

### Results of Operations – Overview

Manor Care, Inc., which we also refer to as Manor Care, provides a range of health care services, including skilled nursing care, assisted living, subacute medical and rehabilitation care, rehabilitation therapy, home health care, hospice care, and management services for subacute care and rehabilitation therapy.

**Long-Term Care.** The most significant portion of our business relates to long-term care, including skilled nursing care and assisted living. On December 31, 2002, we operated 296 skilled nursing facilities and 70 assisted living facilities in 32 states with more than 60 percent of our facilities located in Florida, Illinois, Michigan, Ohio and Pennsylvania. Within some of our centers, we have medical specialty units which provide subacute medical and rehabilitation care and/or Alzheimer's care programs.

Growth in our long-term care segment continues. The table below details the activity in the number of skilled nursing and assisted living facilities and beds during the past three years. The additions represent facilities built, acquired, leased or transferred out of assets held for sale. The divestitures include facilities that were sold, closed or the lease expired. We have not included in the table any activity related to managed facilities or expansion of beds in existing facilities.

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Facilities | Beds | Facilities | Beds | Facilities | Beds |
| Skilled nursing facilities: | | | | | | |
| Additions | — | — | 3 | 475 | — | — |
| Divestitures | 3 | 498 | — | — | 2 | 349 |
| Assisted living facilities: | | | | | | |
| Additions | 14 | 826 | 1 | 60 | 12 | 728 |
| Divestitures | — | — | 1 | 60 | — | — |

**Health Care Services.** Our home health and hospice business includes all levels of home care, hospice care and rehabilitation therapy with 88 offices in 22 states. The growth in our home health and hospice business is primarily a result of opening additional offices and expansion of our hospice client base in existing markets where we benefit from our long-term care relationship. We have also had some growth from acquisitions, including our acquisition of In Home Health, Inc., or IHHI, in 2000, as discussed in Note 1 to our consolidated financial statements.

We provide rehabilitation therapy in our skilled nursing centers and our 91 outpatient therapy clinics, as well as in hospitals and schools, serving the Midwestern and Mid-Atlantic states, Texas and Florida. We provide program management services for subacute care and acute rehabilitation programs in hospitals and skilled nursing centers.

On April 30, 2002, we completed the sale of our Mesquite, Texas acute-care hospital to Health Management Associates, Inc., or HMA, for $79.7 million in cash. Separately, we invested $16.0 million to acquire 20 percent of the HMA entity owning the hospital. The total gain on the sale of the hospital was $38.8 million. We recorded a pretax gain of $31.1 million and deferred $7.7 million, or 20 percent, of the gain. Simultaneously, we acquired for $16.0 million a 20 percent interest in an HMA entity that had recently acquired another hospital in Mesquite, Texas.

**Other Services.** We have long-term management contracts with physician practices in the Midwestern states, specializing in vision care. In 2002, we decided that our vision management business was no longer a long-term strategy, which resulted in the writedown of intangible assets and the termination of one of the contracts.

We are a majority owner of a medical transcription company that converts medical dictation into electronically formatted patient records. Health care providers use the records in connection with patient care and other administrative purposes.

**Medicare and Medicaid Payment Changes under the Budget Act.** Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that may be charged and reimbursed to care for patients covered by these programs. On August 5, 1997, Congress enacted the Balanced Budget Act of 1997, or the Budget Act, which sought to achieve a balanced federal budget by, among other things, reducing federal spending on Medicare and Medicaid. The Budget Act contained numerous changes affecting Medicare and Medicaid payments to skilled nursing facilities, home health agencies, hospices and therapy providers, among others.

Medicare reimbursed skilled nursing facilities retrospectively for cost-reporting periods that began before July 1, 1998. Under this system, each facility received an interim payment during the year. The skilled nursing facility then submitted a cost report at the end of each year, and Medicare adjusted the payment to reflect actual allowable direct and indirect costs of services. The Budget Act changed the Medicare payment system to a prospective system in which Medicare reimburses skilled nursing facilities at a daily rate for specific covered services, regardless of their actual cost, based on various categories of patients. The Medicare program phased in this prospective payment system over three cost-reporting periods beginning on or after July 1, 1998. The Budget Act also required a prospective payment system to be established for home health services, which began October 1, 2000. The Budget Act also reduced payments to many providers and suppliers, including therapy providers and hospices, and gave states greater flexibility to administer their Medicaid programs by repealing the federal requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" nursing facilities.

**Federal Medicare Payment Legislation.** In November 1999, Congress passed the Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999, or BBRA 99. In addition, in December 2000 Congress passed the Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000, or BIPA 2000. Both BBRA 99 and BIPA 2000 redressed certain reductions in Medicare reimbursement resulting from the Budget Act. Several provisions of BBRA 99 positively affected us, beginning primarily in the latter half of 2000. These provisions included:

- A temporary increase in the payment for certain high-cost nursing home patients, for services provided beginning April 1, 2000. BIPA 2000 amended this provision to redistribute the amounts applicable to rehabilitation patients from three specific categories to all rehabilitation categories. This temporary increase will continue until the Secretary of the Department of Health and Human Services implements a refined patient classification to better account for medically complex patients. The Secretary did not implement such refinements in fiscal year 2003, and President Bush's proposed fiscal year 2004 budget indicates that the refinements will not be adopted in fiscal year 2004;
- Specific services or items, such as ambulance services in conjunction with renal dialysis, chemotherapy items and prosthetic devices, furnished on or after April 1, 2000, may be reimbursed outside of the prospective payment system daily rate;
- A two-year moratorium on the annual $1,500 therapy cap on each of physical/speech therapy and occupational therapy beginning with services provided on or after January 1, 2000. BIPA 2000 amended this provision, extending the moratorium through December 31, 2002. While Congress did not extend the moratorium before it expired, the Centers for Medicare & Medicaid Services has announced that it will not begin enforcing the therapy caps until July 1, 2003; and
- A delay in the 15 percent reduction in the base payment level for our home health business until October 2001. BIPA 2000 further amended this provision, extending the delay through September 30, 2002.

Certain of the increases in Medicare reimbursement for skilled nursing facilities provided for under BBRA 99 and BIPA 2000 expired on September 30, 2002, the so-called Medicare Cliff. Congress has not enacted additional legislation to date to further extend these provisions. No assurances can be given as to whether Congress will increase or decrease reimbursement in the future, the timing of any action or the form of relief, if any, that may be enacted. We believe that much of the decrease in revenues from the Medicare Cliff will be offset by a shift in the mix of our patients to a higher percentage of Medicare and insurance, as well as the Medicare statutory annual inflationary increase effective October 1.

**Labor.** Labor costs consist of wages, temporary nursing staffing and payroll overhead, including workers' compensation. Labor costs account for approximately 64 percent of the operating expenses of our long-term care segment. Our long-term care wage rate increases in 2002 were approximately 5 percent, the lowest rate of increase in over two years. We have decreased our temporary staffing expenses but have also seen a rise in workers' compensation expense.

We compete with other health care providers to attract and retain qualified or skilled personnel. We also compete with various industries for lower-wage employees. Although we currently do not face a staffing shortage in all markets where we operate, we have used high-priced temporary help to supplement staffing levels in markets with shortages of health care workers, primarily in 2001 and 2000. We implemented certain training and education programs, which have helped with retention of employees. Our 2002 temporary staffing costs for our long-term care segment have decreased by over 50 percent in comparison with 2001. If a shortage of nurses or other health care workers occurred in all geographic areas in which we operate, it could adversely affect our ability to attract and retain qualified personnel and could further increase our operating costs.

**General and Professional Liability Costs.** The significant increase in patient care liability costs in the past three years is a critical issue for our industry. General and professional liability claims for the long-term care industry have become increasingly expensive. The long-term care industry received some assistance with the passage of a measure of tort reform in Florida in May 2001 that became fully effective on October 5, 2001. The industry had not been included in previously passed tort reform in Florida that benefited other health care providers. The 2001 legislation that was passed includes caps on punitive damages, limits to add-on legal fees, tougher rules of evidence and a reduced statute of limitations. In addition to Florida, there has been increased focus on tort reform at the national level, as well as a start of reform in other key states. While we cannot assure you that the legislative changes will have a positive impact on the current trend, we believe that this could be an important step in reducing the long-term care industry's current litigation burden.

## Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, we select the principle or method that is appropriate in our specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality.

**Receivables and Revenue Recognition.** Revenues are recognized when the related patient services are provided. Receivables and revenues are stated at amounts estimated by us to be the net realizable value. No individual customer or group of customers accounts for a significant portion of our revenues or receivables. Certain classes of patients rely on a common source of funds to pay the cost of their care, such as the federal Medicare program and various state Medicaid programs. Medicare program revenues for the years prior to the implementation of the prospective payment system and certain Medicaid program revenues are subject to audit and retroactive adjustment by government representatives. We believe that any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements.

**Allowance for Doubtful Accounts.** We evaluate the collectibility of our accounts receivable based on certain factors, such as payor type, historical collection trends and aging categories. We calculate our reserve for bad debts based on the length of time that the receivables are past due. The percentage that we apply to the receivable balances in the various aging categories is based on our historical experience and time limits, if any, for each particular pay source, such as private, insurance, Medicare and Medicaid.

**Impairment of Property and Equipment and Intangible Assets.** We evaluate our property and equipment and intangible assets on a quarterly basis to determine if facts and circumstances suggest that the assets may be impaired or the life of the asset may need to be changed. We consider internal and external factors of the individual facility or asset, including changes in the regulatory environment, changes in national health care trends, current period cash flow loss combined with a history of cash flow losses and local market developments. If these factors and the projected undiscounted cash flow of the entity over its remaining life indicate that the asset will not be recoverable, the carrying value will be adjusted to its fair value if it is lower. If our projections or assumptions change in the future, we may be required to record additional impairment charges for our assets.

**General and Professional Liability.** We purchase general and professional liability insurance and have maintained an unaggregated self-insured retention per occurrence ranging from $0.5 million to $5.0 million depending on the policy year and state. We also have additional self-insurance levels that could result in maximum aggregate payments of $4.0 million and $12.5 million for the annual policy periods ending May 31, 2002 and 2003, respectively.

Our general and professional reserves include amounts for patient care-related claims and incurred but not reported claims. The amount of our reserves is determined based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we along with our independent actuary develop information about the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle unpaid claims. Our assumptions take into consideration our internal efforts to contain our costs by reviewing our risk management programs, our operational and clinical initiatives, and other industry changes affecting the long-term care market. We also monitor the reasonableness of the judgments made in the prior-year estimation process and adjust our current year assumptions accordingly. We evaluate the adequacy of our general and professional liability reserves with our independent actuary semi-annually. We do see an improving trend in terms of patient liability costs, and our average settlement costs per claim have decreased in comparison to the prior year. Although we believe our liability reserves are adequate, we can give you no assurance that these reserves will not require material adjustment in future periods.

**Workers' Compensation Liability.** Our workers' compensation reserves are determined based on an estimation process that uses company-specific data. We continuously monitor the claims and develop information about the ultimate cost of the claims based on our historical experience. The most significant assumptions used in the estimation process include determining the trend in costs, the expected costs of claims incurred but not reported and the expected future costs related to existing claims. Our assumptions take into consideration our internal efforts to contain our costs with safety and training programs. In addition, we review industry trends and changes in the regulatory environment. Although we believe our liability reserves are adequate, we can give you no assurance that these reserves will not require material adjustment in future periods.

## Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

**Revenues.** Our revenues increased $211.4 million from 2001 to 2002. Excluding the results of our hospital that we sold in 2002, revenues increased $250.9 million, or 10 percent, compared with 2001. Revenues from our long-term care segment increased $219.0 million, or 10 percent, primarily due to increases in rates/patient mix–$175.6 million and capacity–$43.3 million. Our revenues from the home health and hospice business increased $45.1 million, or 19 percent, primarily because of an increase in hospice services.

Our rate increases for the long-term care segment related to Medicare, Medicaid and private pay sources. Our average Medicare rate increased 3 percent from $317 per day in 2001 to $328 per day in 2002, primarily due to inflationary increases. The 2002 Medicare rate increase was offset by the expiration of certain rate increases from BBRA 99 and BIPA 2000 on September 30, 2002, the so-called Medicare Cliff. Because of the net effect of inflationary increases and the Medicare Cliff, our Medicare rates in the fourth quarter of 2002 were reduced by $25 per patient day to $310 per day compared with the third quarter. The related revenue decline was partially offset by an increase in the volume of Medicare patients. Our average Medicaid rate increased 8 percent from $116 per day in 2001 to $125 per day in 2002. We expect our average Medicaid rate to increase between 4 percent and 5 percent in the first half of 2003, but we are unable to predict the rate increase, if any, for the second half. Our average private and other rates for our skilled nursing facilities increased 6 percent from $172 per day in 2001 to $182 per day in 2002. The increase in overall rates was also a result of the shift in the mix of our patients to a higher percentage of Medicare patients.

Our bed capacity increased between 2001 and 2002 primarily because of the transfer of 11 assisted living facilities out of held for sale, as well as the timing of opening or closing facilities (see our table in the overview). Assets held for sale were not included in our long-term care segment in 2001. Our occupancy levels were 87 percent for 2001 and 2002. When excluding start-up facilities, our occupancy levels were 88 percent for 2001 and 2002. Our occupancy levels for skilled nursing facilities were 88 percent for 2001 and 2002. In the third and fourth quarter of 2002, our skilled nursing occupancy was 89 percent. The quality mix of revenues from Medicare, private pay and insured patients related to long-term care facilities and rehabilitation operations remained constant at 67 percent for 2001 and 2002.

**Operating Expenses.** Our operating expenses increased $129.8 million from 2001 to 2002. Excluding the results of our hospital that was sold in 2002, operating expenses in 2002 increased $163.1 million, or 7 percent, compared with 2001. Operating expenses from our long-term care segment increased $146.5 million, or 8 percent. Operating expenses from our home health and hospice business increased $33.3 million, or 16 percent, because of an increase in services.

We attribute the largest portion ($132.1 million) of the long-term care operating expense increase between 2001 and 2002 to wages, temporary staffing and payroll overhead, including workers' compensation. Our other operating expense increase for this segment included ancillary costs, excluding internal labor, of $25.4 million. Ancillary costs, which include various types of therapies, medical supplies and prescription drugs, increased as a result of our more medically complex patients.

Our long-term care general and professional liability expense decreased from $96.8 million in 2001 to $78.9 million in 2002. Our 2002 expense included $3.5 million of additional expense due to a court-ordered liquidation of one of our insurers. The corresponding reserve represents our estimated costs for claims in 1993 to 1997 that may not be covered by government emergency recovery funds. Our 2001 expense included $58.8 million for our current policy periods and $38.0 million for a change in estimate on policy periods prior to June 2000. Refer to our overview for additional discussion of our general and professional liability costs.

We had an additional long-term care operating expense of $23.6 million in the fourth quarter of 2001 related to the damage award from the arbitration decision with NeighborCare Pharmacy Services, or NeighborCare. On February 14, 2002, a decision was rendered in an arbitration hearing between NeighborCare, an institutional pharmacy services subsidiary of Genesis Health Ventures, Inc., and us. The decision denied our right to terminate our NeighborCare supply agreements before their expiration on September 30, 2004. The decision required us to pay damages and certain related amounts of approximately $23.6 million to NeighborCare for profits lost, as well as prejudgment interest of $1.0 million, as a result of their being precluded from supplying other facilities of ours. The estimated interest cost of $1.0 million was recorded in interest expense. During 2002, we reversed $2.1 million of the $23.6 million charge that was recorded in 2001 based on an amendment to the decision and award dated June 21, 2002. We paid $21.5 million in 2002. See discussion of the interest expense portion of the award below.

**General and Administrative Expenses.** Our general and administrative expenses increased $16.5 million compared with 2001. In the fourth quarter of 2002, we recorded a $13.6 million charge related to the restructuring of our split-dollar insurance arrangements. One of our senior executive retirement plans is funded through collateral assignment split-dollar life insurance arrangements. Under these arrangements, the officers are owners of the life insurance policies subject to an assignment to Manor Care of an interest in the policy cash value equal to the premiums paid by us. Because of the possible interpretation that our future payment of premiums on these policies would be considered a prohibited loan under the Sarbanes-Oxley Act of 2002, we suspended future premium payments following the passage of that Act. Policy dividend values are currently being used to pay the required portion of the annual premiums.

In addition, under the split-dollar assignment agreements, the transaction with Manor Care of America, Inc., or MCA, in 1998 required us to set aside cash for future premium payments or to reallocate a portion of the corporate interest in the policies. As the Sarbanes-Oxley Act may prohibit additional funding by Manor Care, we committed to reallocate $22.1 million of our interest in the policy cash surrender values to the various officer policies, upon officer retirement. This reallocation also reduced our accrued liability by $8.5 million, resulting in a net charge of $13.6 million.

Excluding this charge, general and administrative expenses approximated 4 percent of revenues and increased $2.9 million from the prior year. The increases related to general inflationary costs that were partially offset by decreases in costs for deferred compensation plans and stock appreciation rights.

**Depreciation and Amortization.** Depreciation remained constant in comparison to the prior year. The increase in depreciation for our new construction projects and renovations of existing facilities was offset by the decline in depreciation of $2.3 million from the sale of our hospital and writedown of asset values due to impairment, as discussed below. Amortization decreased $3.3 million from 2001 to 2002 because we no longer amortize goodwill. See Note 5 to the consolidated financial statements for additional discussion of the change in accounting principle for goodwill.

**Asset Impairment.** During our quarterly reviews of long-lived assets in 2002, management determined that certain assets were impaired by $33.6 million. The impairment consisted of $17.8 million for long-term care facilities, $2.8 million for non-strategic land parcels, $7.6 million for assets held for sale and $5.4 million for our vision business.

We determined that our long-term care facilities, consisting of seven skilled nursing and three assisted living facilities, were impaired in 2002 based on market conditions and their history of negative cash flows. We determined that the necessary profitability levels would not occur in the near future and the carrying value of the facilities exceeded the projected future undiscounted cash flows. We closed three of the facilities and are currently looking at alternatives for the other seven facilities. We may continue to operate the facilities, sell the facilities as currently operated or sell the facilities for alternative uses. We reduced the carrying values of the 10 facilities by $17.8 million to their estimated fair values of $16.5 million. The estimated fair values were determined based on comparable sales values. We also determined that the carrying values of 12 land parcels exceeded their estimated fair values by $2.8 million. The fair values were based on estimated sales values under current market conditions.

During 2002, we received offers on all 13 of our assisted living facilities that were held for sale. The offers, less the cost to sell, were less than our carrying values on 12 of these facilities and required us to write down the asset values by $8.3 million to their estimated fair values of $44.8 million. We sold two of the Texas facilities in the fourth quarter of 2002. The remaining 11 facilities did not have final purchase agreements at December 31, 2002 and, accordingly, are no longer held for sale. Because the writedown of the assets to fair value was in excess of the depreciation that we would have recorded on these facilities, we did not have to recognize a retroactive depreciation adjustment when the facilities were transferred to property and equipment. This transfer required us to reverse $0.7 million of expense previously recorded for estimated selling costs.

We decided that our vision business was no longer a long-term strategy. Because of this decision, our non-compete and management contracts were impaired and written down by $5.0 million in the second quarter. The fair value of the management contracts was determined based on a discounted cash flow or a multiple of projected earnings. We terminated one of our vision management contracts in the third quarter, requiring a writedown of the remaining fair value of $0.4 million.

**Interest Expense.** When excluding capitalized interest and interest from the arbitration decision with NeighborCare, our interest expense decreased $13.1 million compared with 2001 because of lower interest rates and debt levels. We accrued $1.0 million of interest expense in the fourth quarter of 2001 related to the NeighborCare arbitration decision and reversed $0.5 million in the second quarter of 2002 due to an amended arbitration decision.

**Gain (Loss) on Sale of Assets.** Our gain on sale of assets in 2002 primarily related to the $31.1 million gain recognized on the sale of our hospital.

**Equity in Earnings of Affiliated Companies.** Our equity earnings increased $2.0 million compared with 2001 because of our pharmacy partnership and recent ownership interest in two hospitals. See Note 4 to the consolidated financial statements for further discussion of our hospital investments.

On July 2, 2001, we paid in full a $57.1 million revolving line of credit, which we guaranteed, of a development joint venture. As a result of the repayment, we were assigned the full rights and privileges of the lenders including security interests in 13 Alzheimer's assisted living facilities. During 2001, we reached a settlement with all joint venture parties and received title to the 13 facilities. We consolidated the results of these facilities in the third quarter of 2001 and classified them as held for sale. During the first half of 2001 (prior to our consolidation), we recorded equity losses of $3.1 million related to this development joint venture.

We were a 50 percent owner in a partnership that sold its only nursing home in June 2001. During the second quarter of 2001, we reversed $1.5 million of previously recorded losses for this partnership. These losses were booked in excess of our investment because we had guaranteed the partnership's debt, which was paid off with the sale of the nursing home.

**Income Taxes.** During the fourth quarter of 2001, we recorded a $12.0 million charge related to the final resolution with the Internal Revenue Service, or IRS, for corporate-owned life insurance, or COLI. In November 2001, we received a notice from the IRS denying interest deductions on policy loans related to COLI for the years 1993 through 1998. We agreed to a final COLI settlement with the IRS for an estimated $38.0 million including interest, which allowed us to retain a portion of these deductions. We paid $38.0 million in additional taxes in 2002 related to the COLI settlement with the IRS.

**Cumulative Effect of Change in Accounting Principle.** In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets," that we adopted January 1, 2002. Under this Statement, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. We completed our initial impairment test in the second quarter of 2002 and determined that $1.3 million of our goodwill related to our vision business was impaired. The impairment loss, with zero tax effect, was recorded retroactive to January 1, 2002 as a cumulative effect of a change in accounting principle.

**Inflation.** We believe that inflation has had no material impact on our results of operations.

## Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

**Revenues.** Our revenues increased $313.5 million, or 13 percent, from 2000 to 2001. Our revenues from our long-term care segment increased $239.6 million, or 12 percent, due to increases in rates – $213.8 million, increases in bed capacity – $17.4 million and increases in occupancy – $8.4 million. Our revenues from the home health and hospice business increased $53.0 million primarily because of an increase in hospice services and home health visits.

Our rate increases for the long-term care segment related to Medicare, Medicaid and private pay sources. Our average Medicare rate increased 14 percent from $278 per day in 2000 to $317 per day in 2001 related to BBRA 99 and BIPA 2000 provisions, as well as a shift to higher acuity patients. Our average Medicaid rate increased 7 percent from $108 per day in 2000 to $116 per day in 2001. Private and other rates for our skilled nursing facilities increased 5 percent from $164 per day in 2000 to $172 per day in 2001.

Our bed capacity grew between 2000 and 2001 primarily because we opened two facilities with 180 beds, purchased/leased two facilities with 355 beds and expanded the number of beds in seven facilities in 2001. Our occupancy levels were 86 percent for 2000 compared with 87 percent for 2001. When excluding start-up facilities, our occupancy levels were 87 percent for 2000 and 88 percent for 2001. Our occupancy levels for skilled nursing facilities increased from 87 percent for 2000 to 88 percent for 2001. The quality mix of revenues from Medicare, private pay and insured patients that related to long-term care facilities and rehabilitation operations remained constant at 67 percent for 2000 and 2001.

**Operating Expenses.** Our operating expenses in 2001 increased $255.0 million, or 13 percent, compared with 2000. Operating expenses from our home health and hospice business increased $42.4 million due to an increase in services and bad debt expense. Operating expenses from our long-term care segment increased $203.2 million, or 12 percent. We attribute the largest portion of this long-term care operating expense increase in the amount of $119.3 million to labor costs and temporary staffing.

Our other long-term care operating expense increases included ancillary costs, excluding internal labor, of $23.7 million and general and professional liability expense of $19.4 million. Ancillary costs, which include various types of therapies, medical supplies and prescription drugs, increased as a result of our more medically complex patients. Our general and professional liability expense increased from $77.4 million in 2000 to $96.8 million in 2001. Our 2001 expense included $58.8 million for our current policy periods and $38.0 million for a change in estimate on policy periods prior to June 2000. Our 2000 expense included $43.8 million for our current policy periods at that time and $33.6 million for prior policy periods. Refer to the overview for our additional explanation of general and professional liability costs.

We had an additional long-term care operating expense of $23.6 million in the fourth quarter of 2001 related to the damage award from the arbitration decision with NeighborCare. The decision required us to pay damages and certain related amounts of approximately $23.6 million to NeighborCare for profits lost, as well as prejudgment interest of $1.0 million, as a result of their being precluded from supplying other facilities of ours. The estimated interest cost of $1.0 million was recorded in interest expense. The results of the arbitration will not increase our pharmaceutical costs for the remainder of the supply agreement terms.

**General and Administrative Expenses.** Our general and administrative expenses, which approximated 4 percent of revenues, increased $11.1 million compared with 2000, primarily as a result of stock appreciation rights, legal expenses, other professional services and general cost increases.

**Depreciation and Amortization.** Depreciation increased $4.2 million from the prior year because of additional depreciation for our new construction projects and renovation of existing facilities completed in the past year. Amortization increased $2.8 million primarily due to computer software amortization.

**Interest Expense.** When excluding capitalized interest and $1.0 million of estimated interest from the arbitration decision with NeighborCare, our interest expense decreased $13.5 million compared with 2000. The decrease related to a decline in average interest rates and debt levels.

**Impairment of Investments.** On April 26, 1998, Vitalink Pharmacy Services, Inc. entered into an Agreement and Plan of Merger with Genesis Health Ventures, Inc. Pursuant to the Vitalink merger agreement, which was effective on August 28, 1998, MCA and one of its subsidiaries received 586,240 shares of Genesis Series G Cumulative Convertible Preferred Stock valued at $293.1 million as consideration for all of MCA's common stock of Vitalink. After a third-party valuation, we reduced the carrying value of our Genesis stock investment by $274.1 million in 1999 because of Genesis' inability to pay dividends and its operating performance. Because of Genesis' bankruptcy filing on June 22, 2000, we wrote off the carrying value of our investment of $19.0 million and a separate Genesis-related investment of $1.0 million in 2000.

In October 2001, Genesis emerged from Chapter 11 protection following the completion of its plan of reorganization resulting in no distribution to its preferred or common shareholders. Under the terms of the reorganization, all preferred and common shares were canceled.

**Equity in Earnings of Affiliated Companies.** We recorded equity losses related to a development joint venture on this line item during the first half of 2001 and then began to consolidate the results of the 13 assisted living facilities in the second half of 2001. During the first half of 2001, we recorded equity losses of $3.1 million related to this joint venture. We recorded equity losses of $1.2 million in 2000.

We were a 50 percent owner in a partnership that sold its only nursing home in June 2001. During the second quarter of 2001, we reversed $1.5 million of previously recorded losses for this partnership. These losses were booked in excess of our investment because we had guaranteed the partnership's debt, which was paid off with the sale of the nursing home.

**Interest Income and Other.** Interest income and other decreased $1.7 million from 2000 to 2001. In 2000, IHHI had interest income of $1.2 million because of high cash balances prior to our acquisition of its remaining shares in December 2000.

**Minority Interest Income.** The minority interest income for 2000 represented the minority owners' share of IHHI's net income. In December 2000, we purchased the remaining shares of IHHI to increase our ownership to 100 percent.

**Inflation.** We believe that inflation has had no material impact on our results of operations.

## Financial Condition – December 31, 2002 and 2001

Receivables increased a net $0.6 million after a decrease of $19.8 million from the sale of our hospital.

Assets held for sale were reduced to zero by certain transactions. As a result of offers on the properties, we reduced the asset values by $8.3 million to their estimated fair values less costs to sell. In the fourth quarter, we sold two of the Texas facilities for $5.5 million. Because we did not have purchase agreements on the remaining 11 facilities, we reversed the estimated selling costs of $0.7 million and transferred the facilities to property and equipment for $43.4 million. Also, in 2002 we received cash of $1.2 million from a 2001 settlement with Alterra Healthcare Corporation and the third-party equity investors which reduced our asset values.

Property and equipment decreased $22.6 million primarily because of depreciation of $115.4 million, disposal of assets of $29.8 million primarily from the sale of our hospital and impairment of our long-term care assets of $17.8 million. These decreases were partially offset by increases of $92.5 million in new construction and renovations to existing facilities and $43.4 million due to the transfer of 11 facilities from assets held for sale.

Other assets decreased $20.1 million primarily as a result of the restructuring of our split-dollar life insurance arrangements. The cash surrender value of the policies decreased $22.1 million as we committed to reallocate our interest in the policy cash surrender values to the various officer policies, upon officer retirement.

Accrued insurance liabilities increased $32.9 million due to the reclassification of an $18.6 million environmental liability from other long-term liabilities and an increase in the current portion of our insurance accruals of $14.3 million. The environmental liability was paid in January 2003. Half of this payment was offset by insurance proceeds that were also received in January 2003. Other long-term liabilities increased $48.2 million, after excluding the reclassification of the environmental liability, because of additional accruals for insurance liabilities.

Income taxes payable decreased $22.7 million primarily because of our $38.0 million payment of additional taxes related to the COLI settlement agreement with the IRS.

Other accrued liabilities decreased $22.6 million because of our $22.0 million payment to NeighborCare related to the arbitration decision.

Long-term debt due within one year increased $262.0 million due to the reclassification of our credit agreement debt of $259.3 million from long-term debt because it matures in September 2003.

## New Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation will significantly change current practice in the accounting for and disclosure of guarantees. Guarantees meeting the characteristics described in the Interpretation are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's disclosure requirements are effective for this year's financial statements. We included appropriate disclosures of intercompany guarantees of debt in Note 9 to the consolidated financial statements and the residual guarantee and intercompany guarantee on our corporate headquarters' operating lease in Note 10 to the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but this Interpretation applies to a larger population of entities. In general, a variable interest entity is any legal structure used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This Interpretation changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of this Interpretation apply to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. We have not determined the effect of adopting this Interpretation.

## Capital Resources and Liquidity

**Cash Flows.** During 2002, we satisfied our cash requirements from cash generated from operating activities. We used the cash principally for capital expenditures, acquisitions, to repay debt and to purchase our common stock. Cash flows from operating activities were $283.3 million for 2002 which approximated our prior year's operating cash flows. We had two significant unusual operating cash outflows in 2002 including payments of $22.0 million related to the NeighborCare arbitration decision and $38.0 million in additional taxes related to the COLI settlement agreement with the IRS.

**Investing Activities.** Expenditures for property and equipment during 2002 were $92.5 million, which included $16.2 million to construct new facilities and expand existing facilities. On April 30, 2002, we completed the sale of our hospital for $79.7 million. Separately, we acquired 20 percent interests in two different entities, including one that owns our former hospital, for a total of $32.0 million. We also sold two Texas facilities that were held for sale in 2002 for $5.5 million.

**Debt Agreements.** On December 31, 2002, we had a five-year, $500 million credit agreement with a group of banks that is scheduled to mature September 24, 2003. We intend to refinance a major portion of this credit facility prior to its scheduled maturity with bank debt or public debt. At December 31, 2002, outstanding borrowings totaled $259.3 million under the five-year agreement. After consideration of usage for letters of credit, we had $205.6 million remaining credit available under the five-year agreement on December 31, 2002.

Our five-year credit agreement requires us to meet certain measurable financial ratio tests, to refrain from certain prohibited transactions (such as certain liens, larger-than-permitted dividends, stock redemptions and asset sales), and to fulfill certain affirmative obligations (such as paying taxes when due and maintaining properties and licenses). We met all covenants at December 31, 2002. None of our debt agreements permit the lenders to determine in their sole discretion that a material adverse change has occurred and either refuse to lend additional funds or accelerate current loans. Our 8% Senior Note agreement contains a clause that is triggered if we have a change-of-control that is immediately followed by a downgrade in debt rating by either Standard & Poor's Ratings Service or Moody's Investors Service, Inc. If a change-of-control is followed by a rating agency downgrade, we are obligated to offer to redeem the 8% Senior Notes. As long as we offer to make such redemption, we will have satisfied the conditions of the 8% Senior Notes.

**Stock Purchase.** During 2001 and 2002, our board of directors authorized us to spend up to $300 million to purchase our common stock with $200 million of the authorization expiring on December 31, 2003 and the remaining $100 million on December 31, 2004. With this authorization, we purchased 7,367,700 shares in 2002 for $162.1 million. We may use the shares for internal stock option and 401(k) match programs and for other uses, such as possible future acquisitions.

**Contractual Obligations.** The following table provides information about our contractual obligations at December 31, 2002:

| | Payments Due by Years | | | | |
|---|---|---|---|---|---|
| | Total | 2003 | 2004-2005 | 2006-2007 | After 2007 |
| | | | *(In thousands)* | | |
| Debt (excluding capital lease obligations) | $ 635,420 | $ 267,243 | $ 5,909 | $ 157,652 | $ 204,616 |
| Capital lease obligations | 13,619 | 655 | 1,235 | 1,279 | 10,450 |
| Operating leases [1] | 87,011 | 18,248 | 17,361 | 8,678 | 42,724 |
| Internal construction projects | 3,619 | 3,619 | | | |
| Environmental liability | 18,648 | 18,648 | | | |
| Total | $ 758,317 | $ 308,413 | $ 24,505 | $ 167,609 | $ 257,790 |

[1] The operating lease obligation includes the annual operating lease payments on our corporate headquarters that reflect interest only on the lessor's $22.8 million of underlying debt obligations as well as a residual guarantee of that amount at the lease maturity in 2009. At the maturity of the lease, we will be obligated to either purchase the building by paying the $22.8 million of underlying debt or vacate the building and cover the difference, if any, between that amount and the then fair market value of the building.

We believe that our free cash flow would be sufficient to permit us to repay all of our debt as it matures. However, we also believe that a certain amount of debt has an appropriate place in our overall capital structure and it is not our strategy to eliminate all debt financing. Because of our significant annual cash flow, we believe that we will be able to refinance the major pieces of our debt as they mature, including our bank credit facility which expires in September 2003. Based on our ability to refinance significant portions of our debt as it matures, we believe that our cash flow from operations will be sufficient to cover operating needs, future capital expenditure requirements and scheduled debt payments of miscellaneous small borrowing arrangements and capitalized leases. It is likely that we will pursue growth from acquisitions, partnerships and other ventures that we would fund from excess cash from operations, credit available under a refinanced bank credit agreement and other financing arrangements that are normally available in the marketplace.

## Commitments and Contingencies

**Letters of Credit.** We had total letters of credit of $35.1 million at December 31, 2002, which benefit certain third-party insurers and bondholders of certain industrial revenue bonds, and 99 percent of these letters of credit related to recorded liabilities.

**Environmental Liabilities.** One or more subsidiaries or affiliates of MCA have been identified as potentially responsible parties in a variety of actions relating to waste disposal sites that allegedly are subject to remedial action under the federal Comprehensive Environmental Response Compensation Liability Act, or CERCLA, and similar state laws. CERCLA imposes retroactive, strict joint and several liability on potentially responsible parties for the costs of hazardous waste clean-up. The actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies. Cenco was acquired in 1981 by a wholly owned subsidiary of MCA. The actions allege that Cenco transported or generated hazardous substances that came to be located at the sites in question. Environmental proceedings may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. These proceedings involve efforts by governmental entities or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. We cannot quantify with precision the potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, because of the inherent uncertainties of litigation and because the ultimate cost of the remedial actions for some of the waste disposal sites where MCA is alleged to be a potentially responsible party has not yet been determined. Based upon our current assessment of the likely outcome of the actions, we believe that our future environmental liabilities will be approximately $23.0 to $28.0 million. We have received or expect to receive insurance proceeds that will substantially offset amounts due as a result of these exposures, depending upon the ultimate liabilities. In January 2003, we paid an environmental obligation of $18.6 million and received insurance proceeds of $9.5 million.

**General and Professional Liability.** We are party to various other legal matters arising in the ordinary course of business, including patient care-related claims and litigation. At December 31, 2002, the general and professional liability consisted of short-term reserves of $50.3 million and long-term reserves of $117.5 million. We can give you no assurance that this liability will not require material adjustment in future periods.

## Quantitative and Qualitative Disclosures about Market Risk

Changes in U.S. interest rates expose us to market risks inherent with derivatives and other financial instruments. We are not a party to any material derivative financial instruments. Our interest expense is most sensitive to changes in the general level of U.S. interest rates applicable to our U.S. dollar indebtedness. To lessen the impact of fluctuations in variable interest rates, we could, at our option, convert to fixed interest rates by either refinancing variable rate debt with fixed rate debt or entering into interest rate swaps.

We intend to refinance a major portion of the five-year credit agreement prior to its scheduled maturity in September 2003 with bank debt or public debt. The following table provides information about our significant interest rate risk at December 31:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Outstanding | Fair Value | Outstanding | Fair Value |
| | *(In thousands)* | | | |
| Variable rate debt: | | | | |
| Five-year credit agreement, matures September 2003, interest at a Eurodollar-based rate plus .40% and .50%, respectively | $ 259,300 | $ 259,300 | $ 334,000 | $ 334,000 |
| Fixed rate debt: | | | | |
| Senior notes, due June 2006, interest rate at 7½% | 150,000 | 157,362 | 150,000 | 157,959 |
| Senior notes, due March 2008, interest rate at 8% | 200,000 | 217,072 | 200,000 | 211,179 |

## Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We identify forward-looking statements in this report by using words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict," "project," "will be" and similar words or phrases, or the negative thereof.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

- Changes in the health care industry because of political and economic influences;
- Changes in Medicare, Medicaid and certain private payors' reimbursement levels;
- Existing government regulations and changes in, or the failure to comply with, governmental regulations or the interpretations thereof;
- Changes in current trends in the cost and volume of patient-care related claims and workers' compensation claims and in insurance costs related to such claims;
- The ability to attract and retain qualified personnel;
- Our existing and future debt which may affect our ability to obtain financing in the future or compliance with current debt covenants;
- Our ability to control operating costs;
- Integration of acquired businesses;
- Changes in, or the failure to comply with, regulations governing the transmission and privacy of health information;
- State regulation of the construction or expansion of health care providers;
- Legislative proposals for health care reform;
- Competition;
- The failure to comply with occupational health and safety regulations;
- The ability to enter into managed care provider arrangements on acceptable terms;
- Litigation;
- A reduction in cash reserves and shareholders' equity upon our repurchase of our stock; and
- An increase in senior debt or reduction in cash flow upon our purchase or sale of assets.

Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

# Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
Manor Care, Inc.

We have audited the accompanying consolidated balance sheets of Manor Care, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manor Care, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

Ernst & Young LLP

Toledo, Ohio
January 23, 2003

# Consolidated Statements of Income

| | Year ended December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | *(In thousands, except per share data)* | | |
| Revenues | $ 2,905,448 | $ 2,694,056 | $ 2,380,578 |
| Expenses: | | | |
| Operating | 2,401,636 | 2,271,808 | 2,016,764 |
| General and administrative | 131,628 | 115,094 | 104,027 |
| Depreciation and amortization | 124,895 | 128,159 | 121,208 |
| Asset impairment | 33,574 | | |
| | 2,691,733 | 2,515,061 | 2,241,999 |
| Income before other income (expenses), income taxes and minority interest | 213,715 | 178,995 | 138,579 |
| Other income (expenses): | | | |
| Interest expense | (37,651) | (50,800) | (60,733) |
| Gain (loss) on sale of assets | 30,651 | (445) | 506 |
| Impairment of investments | | | (20,000) |
| Equity in earnings of affiliated companies | 4,761 | 1,407 | 812 |
| Interest income and other | 1,208 | 835 | 2,505 |
| Total other expenses, net | (1,031) | (49,003) | (76,910) |
| Income before income taxes and minority interest | 212,684 | 129,992 | 61,669 |
| Income taxes | 80,820 | 61,502 | 21,489 |
| Minority interest income | | | 1,125 |
| Income before cumulative effect | 131,864 | 68,490 | 39,055 |
| Cumulative effect of change in accounting for goodwill | (1,314) | | |
| Net income | $ 130,550 | $ 68,490 | $ 39,055 |
| Earnings per share – basic: | | | |
| Income before cumulative effect | $ 1.34 | $ .67 | $ .38 |
| Cumulative effect | (.01) | | |
| Net income | $ 1.33 | $ .67 | $ .38 |
| Earnings per share – diluted: | | | |
| Income before cumulative effect | $ 1.33 | $ .66 | $ .38 |
| Cumulative effect | (.01) | | |
| Net income | $ 1.31* | $ .66 | $ .38 |
| Weighted-average shares: | | | |
| Basic | 98,165 | 102,066 | 102,203 |
| Diluted | 99,328 | 103,685 | 103,126 |

**Doesn't add due to rounding.*
*See accompanying notes.*

# Consolidated Balance Sheets

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| | *(In thousands, except per share data)* | |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 30,554 | $ 26,691 |
| Receivables, less allowances for doubtful accounts of $60,093 and $68,827, respectively | 385,960 | 385,379 |
| Prepaid expenses and other assets | 23,974 | 31,630 |
| Assets held for sale | | 57,735 |
| Deferred income taxes | 70,329 | 82,465 |
| Total current assets | 510,817 | 583,900 |
| Net property and equipment | 1,534,339 | 1,556,910 |
| Goodwill | 85,814 | 80,408 |
| Intangible assets, net of amortization of $9,234 and $9,127, respectively | 10,457 | 17,242 |
| Other assets | 165,505 | 185,611 |
| Total assets | $ 2,306,932 | $ 2,424,071 |
| **Liabilities And Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 95,347 | $ 88,615 |
| Employee compensation and benefits | 109,628 | 115,533 |
| Accrued insurance liabilities | 109,385 | 76,450 |
| Income tax payable | 11,657 | 34,342 |
| Other accrued liabilities | 48,424 | 71,031 |
| Long-term debt due within one year | 267,423 | 5,388 |
| Total current liabilities | 641,864 | 391,359 |
| Long-term debt | 373,112 | 715,830 |
| Deferred income taxes | 79,073 | 103,095 |
| Other liabilities | 196,836 | 167,249 |
| Shareholders' equity: | | |
| Preferred stock, $.01 par value, 5 million shares authorized | | |
| Common stock, $.01 par value, 300 million shares authorized, 111.0 million shares issued | 1,110 | 1,110 |
| Capital in excess of par value | 349,304 | 348,199 |
| Retained earnings | 1,006,295 | 878,250 |
| Accumulated other comprehensive income (loss) | (11) | 328 |
| | 1,356,698 | 1,227,887 |
| Less treasury stock, at cost (16.0 and 8.7 million shares, respectively) | (340,651) | (181,349) |
| Total shareholders' equity | 1,016,047 | 1,046,538 |
| Total liabilities and shareholders' equity | $ 2,306,932 | $ 2,424,071 |

*See accompanying notes.*

# Consolidated Statements of Cash Flows

| | Year ended December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| **Operating Activities** | | | |
| Net income | $ 130,550 | $ 68,490 | $ 39,055 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 124,895 | 128,159 | 121,208 |
| Asset impairment and other non-cash charges | 34,888 | | 20,000 |
| Provision for bad debts | 39,997 | 45,884 | 32,911 |
| Deferred income taxes | (11,886) | (25,474) | (26,518) |
| Net (gain) loss on sale of assets | (30,651) | 445 | (506) |
| Equity in earnings of affiliated companies | (4,761) | (1,407) | (812) |
| Minority interest income | | | 1,125 |
| Changes in assets and liabilities, excluding sold facilities and acquisitions: | | | |
| Receivables | (61,239) | (39,159) | (91,649) |
| Prepaid expenses and other assets | 52,435 | (15,632) | 10,371 |
| Liabilities | 9,065 | 122,121 | 104,964 |
| Total adjustments | 152,743 | 214,937 | 171,094 |
| Net cash provided by operating activities | 283,293 | 283,427 | 210,149 |
| **Investing Activities** | | | |
| Investment in property and equipment | (92,490) | (89,400) | (116,941) |
| Investment in systems development | (4,125) | (6,721) | (10,067) |
| (Acquisition) adjustment of assets from development joint venture | 1,183 | (57,063) | |
| Acquisitions | (38,514) | (12,743) | (22,263) |
| Proceeds from sale of assets | 96,201 | 8,046 | 8,893 |
| Consolidation of subsidiary | | | 15,701 |
| Net cash used in investing activities | (37,745) | (157,881) | (124,677) |
| **Financing Activities** | | | |
| Net repayments under bank credit agreements | (74,700) | (273,000) | (48,500) |
| Principal payments of long-term debt | (5,983) | (10,315) | (18,630) |
| Proceeds from issuance of senior notes | | 200,000 | |
| Payment of deferred financing costs | | (3,397) | |
| Proceeds from stock options and common stock | 1,055 | 5,667 | 474 |
| Purchase of common stock for treasury | (162,057) | (42,753) | (6,160) |
| Net cash used in financing activities | (241,685) | (123,798) | (72,816) |
| Net increase in cash and cash equivalents | 3,863 | 1,748 | 12,656 |
| Cash and cash equivalents at beginning of period | 26,691 | 24,943 | 12,287 |
| Cash and cash equivalents at end of period | $ 30,554 | $ 26,691 | $ 24,943 |

*See accompanying notes.*

# Consolidated Statements of Shareholders' Equity

| | Common Stock | | Capital in Excess of Par | Retained | Accumulated Other Compre-hensive Income | Treasury Stock | | Total Share-holders' |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Value | Earnings | (Loss) | Shares | Amount | Equity |
| | | | | *(In thousands)* | | | | |
| Balance at January 1, 2000 | 111,033 | $ 1,110 | $ 358,958 | $ 798,068 | | (8,668) | $ (178,099) | $ 980,037 |
| Issue and vesting of restricted stock | | | (14,451) | | | 550 | 14,656 | 205 |
| Purchase of treasury stock | | | | | | (777) | (11,409) | (11,409) |
| Exercise of stock options | | | (10,840) | | | 507 | 13,739 | 2,899 |
| Tax benefit from restricted stock and exercise of stock options | | | 1,942 | | | | | 1,942 |
| Net income | | | | 39,055 | | | | 39,055 |
| Balance at December 31, 2000 | 111,033 | 1,110 | 335,609 | 837,123 | | (8,388) | (161,113) | 1,012,729 |
| Issue and vesting of restricted stock | | | (2,610) | (1,721) | | 185 | 5,062 | 731 |
| Purchase of treasury stock | | | | | | (2,703) | (73,957) | (73,957) |
| Exercise of stock options | | | | (25,642) | | 2,164 | 48,659 | 23,017 |
| Tax benefit from restricted stock and exercise of stock options | | | 15,200 | | | | | 15,200 |
| Comprehensive income: | | | | | | | | |
| Net income | | | | 68,490 | | | | |
| Other comprehensive income (loss), net of tax: | | | | | | | | |
| Unrealized gain on investments, net of tax of $659 | | | | | $ 1,009 | | | |
| Minimum pension liability, net of tax benefit of $296 | | | | | (453) | | | |
| Derivative loss, net of tax benefit of $152 | | | | | (228) | | | |
| Total comprehensive income | | | | | | | | 68,818 |
| Balance at December 31, 2001 | 111,033 | 1,110 | 348,199 | 878,250 | 328 | (8,742) | (181,349) | 1,046,538 |
| Vesting of restricted stock | | | 799 | | | | | 799 |
| Purchase of treasury stock | | | | | | (7,468) | (164,177) | (164,177) |
| Exercise of stock options | | | | (2,505) | | 229 | 4,875 | 2,370 |
| Tax benefit from restricted stock and exercise of stock options | | | 306 | | | | | 306 |
| Comprehensive income: | | | | | | | | |
| Net income | | | | 130,550 | | | | |
| Other comprehensive income (loss), net of tax: | | | | | | | | |
| Unrealized loss on investments, net of tax benefit of $175 | | | | | (262) | | | |
| Minimum pension liability, net of tax benefit of $75 | | | | | (114) | | | |
| Amortization of derivative loss, net of tax of $25 | | | | | 37 | | | |
| Total comprehensive income | | | | | | | | 130,211 |
| Balance at December 31, 2002 | 111,033 | $ 1,110 | $ 349,304 | $ 1,006,295 | $ (11) | (15,981) | $ (340,651) | $ 1,016,047 |

*See accompanying notes.*

# Notes to Consolidated Financial Statements

## 1. Accounting Policies

### Nature of Operations

Manor Care, Inc. (the Company) is a provider of a range of health care services, including skilled nursing care, assisted living, subacute medical and rehabilitation care, rehabilitation therapy, home health care, hospice care, and management services for subacute care and rehabilitation therapy. The most significant portion of the Company's business relates to skilled nursing care and assisted living, operating 366 centers in 32 states with more than 60 percent located in Florida, Illinois, Michigan, Ohio and Pennsylvania. The Company provides rehabilitation therapy in nursing centers of its own and others, and in the Company's 91 outpatient therapy clinics serving the Midwestern and Mid-Atlantic states, Texas and Florida. The home health and hospice business specializes in all levels of home health, hospice care and rehabilitation therapy with 88 offices located in 22 states. The Company sold its only hospital on April 30, 2002. In addition, the Company is a majority owner in a medical transcription business, which converts medical dictation into electronically formatted patient records.

### Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The Company uses the equity method to account for investments in entities in which it has less than a majority interest but can exercise significant influence. These investments are classified on the accompanying balance sheets as other long-term assets. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of the net earnings or losses of the affiliate as it occurs. Losses are limited to the extent of the Company's investments in, advances to and guarantees for the investee. The Company had three significant equity investments at December 31, 2002. The Company has a 50 percent ownership and voting interest in a pharmacy partnership with the other partner having the remaining interest. The Company has a 20 percent ownership and voting interest in two separate hospitals with the other partner/shareholder having the remaining interest.

In June 2000, the Company changed the accounting method for its investment in In Home Health, Inc. (IHHI) from the equity method to consolidation due to an increase in ownership from 41 percent to 61 percent. Retroactive to January 1, 2000, the Company began consolidating the results of IHHI and deducting the minority interest share on an after-tax basis. On December 28, 2000, pursuant to a merger agreement approved by IHHI stockholders, the Company purchased the remaining shares of IHHI to increase its ownership to 100 percent.

In 1998, the shareholders of Health Care and Retirement Corporation (HCR) and the shareholders of the former Manor Care, Inc., now known as Manor Care of America, Inc. (MCA), separately approved the merger of MCA into a subsidiary of HCR. As a result of the transaction, MCA became a wholly owned subsidiary of HCR, and HCR changed its name to HCR Manor Care, Inc. and then to Manor Care, Inc. in 1999. The merger was accounted for by the pooling-of-interests method.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash Equivalents

Investments with a maturity of three months or less when purchased are considered cash equivalents for purposes of the statements of cash flows.

### Receivables and Revenues

Revenues are recognized when the related patient services are provided. Receivables and revenues are stated at amounts estimated by management to be the net realizable value. See Note 7 for further discussion.

### Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on certain factors, such as pay type, historical collection trends and aging categories. The Company calculates the reserve for bad debts based on the length of time that the receivables are past due. The percentage that is applied to the receivable balances in the various aging categories is based on the Company's historical experience and time limits, if any, for each particular pay source, such as private, insurance, Medicare and Medicaid.

### Assets Held for Sale

Assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell and are not depreciated.

### Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally three to 20 years for equipment and furnishings and 10 to 40 years for buildings and improvements.

Direct incremental costs are capitalized for major development projects and are amortized over the lives of the related assets. The Company capitalizes interest on borrowings applicable to facilities in progress.

### Goodwill

Beginning January 1, 2002, goodwill is no longer amortized but is subject to periodic impairment testing. See Note 5 for further discussion of the required change in accounting principle. Prior to January 1, 2002, goodwill of businesses acquired was amortized by the straight-line method over a period of 20 to 40 years.

### Intangible Assets

Intangible assets of businesses acquired are amortized by the straight-line method over periods ranging from five to 15 years for non-compete agreements and five to 40 years for management contracts.

### Impairment of Long-Lived Assets

The carrying value of long-lived and intangible assets is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the useful life may need to be changed. The Company considers internal and external factors relating to each asset, including cash flow, contract changes, local market developments, national health care trends and other publicly available information. If these factors and the projected undiscounted cash flows of the company over the remaining useful life indicate that the asset will not be recoverable, the carrying value will be adjusted to the estimated fair value. See Note 3 for further discussion of impairment charges in 2002.

### Systems Development Costs

Costs incurred for systems development include eligible direct payroll and consulting costs. These costs are capitalized and are amortized over the estimated useful lives of the related systems.

### Investment in Life Insurance

Investment in corporate-owned life insurance policies is recorded net of policy loans in other assets. The net life insurance expense, which includes premiums and interest on cash surrender borrowings, net of all increases in cash surrender values, is included in operating expenses.

### Insurance Liabilities

The Company purchases general and professional liability insurance and has maintained an unaggregated self-insured retention per occurrence ranging from $0.5 million to $5.0 million depending on the policy year and state. The Company also has additional self-insurance levels that could result in maximum aggregate payments of $4.0 million and $12.5 million for the annual policy periods ending May 31, 2002 and 2003, respectively. Provisions for estimated settlements, including incurred but not reported claims, are provided on an undiscounted basis in the period of the related coverage. These provisions are based on internal and external evaluations of the merits of the individual claims, analysis of claim history and the estimated reserves assigned by the Company's third-party administrator. The methods of making such estimates and establishing the resulting accrued liabilities are reviewed with the Company's independent actuary. Any adjustments resulting from the review are reflected in current earnings. Claims are paid over varying periods, which generally range from one to seven years. See Note 12 for further discussion.

The Company's workers' compensation insurance consists of a combination of insured and self-insured programs and limited participation in certain state programs. The Company's liability under the insured and the self-insured programs is currently limited to $500,000 per occurrence. The Company records an estimated liability for losses attributable to workers' compensation claims based on internal evaluations and an analysis of claim history. The estimates are based on loss claim data, trends and assumptions. Claims are paid over varying periods, which range from one to eight years. At December 31, 2002 and 2001, the workers' compensation liability consisted of short-term reserves of $26.3 million and $20.0 million, respectively, which were included in accrued insurance liabilities, and long-term reserves of $32.5 million and $10.5 million, respectively, which were included in other long-term liabilities. The expense for workers' compensation was $53.5 million, $29.7 million and $23.9 million for the years ended December 31, 2002, 2001 and 2000, respectively, which was included in operating expense.

### Advertising Expense

The cost of advertising is expensed as incurred. The Company incurred $13.7 million, $11.6 million and $9.9 million in advertising costs for the years ended December 31, 2002, 2001 and 2000, respectively.

### Treasury Stock

The Company records the purchase of its common stock for treasury at cost. The treasury stock is reissued on a first-in, first-out method. If the proceeds from reissuance of treasury stock exceed the cost of the treasury stock, the excess is recorded in capital in excess of par value. If the cost of the treasury stock exceeds the proceeds from reissuance of the treasury stock, the difference is first charged against any excess previously recorded in capital in excess of par value, and any remainder is charged to retained earnings.

### Stock-Based Compensation

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for the stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, the Company recognizes no compensation expense for the stock options. See Note 14 for more information about the Company's stock plans.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for options granted since 1995.

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | *(In thousands, except earnings per share)* | | |
| Net income – as reported | $ 130,550 | $ 68,490 | $ 39,055 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (6,972) | (6,576) | (3,016) |
| Net income – pro forma | $ 123,578 | $ 61,914 | $ 36,039 |
| Earnings per share – as reported: | | | |
| Basic | $ 1.33 | $ .67 | $ .38 |
| Diluted | $ 1.31 | $ .66 | $ .38 |
| Earnings per share – pro forma: | | | |
| Basic | $ 1.26 | $ .61 | $ .35 |
| Diluted | $ 1.25 | $ .60 | $ .35 |

The pro forma effect on net income for 2002 is not representative of the pro forma effect on net income in future years because of the option vesting period and number of options awarded. The outside board of director options vest immediately. The options awarded to executive officers in 1998 vest over five years and all other options awarded vest over three years. Also, executive officers were granted options in 2000, 2001 and 2002, but other key employees were only granted options in 2001.

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Dividend yield | 0% | 0% | 0% |
| Expected volatility | 40% | 46% | 46% |
| Risk-free interest rate | 4.14% | 4.53% | 6.18% |
| Expected life (in years) | 4.6 | 3.8 | 4.2 |
| Weighted-average fair value | $ 7.65 | $ 7.39 | $ 3.36 |

The option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Company's stock options have characteristics significantly different from those of traded options, and since variations in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

### Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income (income available to common shareholders) by the weighted-average number of common shares outstanding, excluding non-vested restricted stock, during the period. The computation of diluted EPS is similar to basic EPS except that the number of shares is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Dilutive potential common shares for the Company include shares issuable upon exercise of the Company's non-qualified stock options and restricted stock that has not vested.

### New Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation will significantly change current practice in the accounting for and disclosure of guarantees. Guarantees meeting the characteristics described in the Interpretation are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's disclosure requirements are effective for this year's financial statements. The Company included appropriate disclosures of intercompany guarantees of debt in Note 9 and the residual guarantee and intercompany guarantee on the Company's corporate headquarters operating lease in Note 10.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but this Interpretation applies to a larger population of entities. In general, a variable interest entity is any legal structure used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This Interpretation changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of this Interpretation apply to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. Management has not determined the effect of adopting this Interpretation.

### Reclassifications

Certain reclassifications affecting receivables, goodwill, intangible assets, other assets, gain (loss) on the sale of assets, and interest income and other have been made in the 2001 financial statements to conform with the 2002 presentation.

## 2. Assets Held For Sale

In 1999, the Company and Alterra Healthcare Corporation (Alterra) formed a development joint venture and jointly and severally guaranteed a revolving line of credit which matured June 29, 2001. On July 2, 2001, the Company paid in full the $57.1 million revolving line of credit of the development joint venture. As a result of the repayment, the Company was assigned the full rights and privileges of the lenders including security interests in 13 Alzheimer's assisted living facilities. During 2001, the Company, Alterra and the third-party equity investors reached a settlement on all matters related to the development joint venture. As a result of the settlement, the Company received title to the 13 facilities.

At December 31, 2001, the Company classified the net assets of $57.7 million for these assisted living facilities as held for sale in the consolidated balance sheet. The results of operations for these facilities, which were included in the Company's results for the second half of 2001, were not material and were at a breakeven operating level. Prior to July 2, 2001, the results of these facilities were recorded under the equity method.

During 2002, the Company reduced the asset values by $8.3 million to their estimated fair value less cost to sell, as discussed further in Note 3. The Company sold two of the facilities in the fourth quarter of 2002 for $5.5 million. The remaining 11 facilities with a value of $43.4 million did not have final purchase agreements at December 31, 2002 and, accordingly, are no longer held for sale. Since the writedown of the assets to fair value on the remaining 11 facilities was in excess of the depreciation that the Company would have recorded on these facilities, the Company did not recognize a retroactive depreciation adjustment when the facilities were transferred to property and equipment.

## 3. Asset Impairment

During the Company's quarterly reviews of long-lived assets in 2002, the Company determined that certain assets were impaired by $33.6 million. The impairment consisted of $17.8 million for long-term care facilities, $2.8 million for non-strategic land parcels, $7.6 million for assets held for sale and $5.4 million for its vision business.

The long-term care facilities, consisting of seven skilled nursing and three assisted living facilities, were impaired in 2002 based on market conditions and their history of negative cash flows. Management determined that the necessary profitability levels would not occur in the near future, and the carrying value of the facilities exceeded the projected future undiscounted cash flows. The Company closed three of the 10 facilities and is currently looking at alternatives for the other seven facilities. The Company may continue to operate the facilities, sell the facilities as currently operated or sell the facilities for alternative uses. The carrying values of the 10 facilities were reduced by $17.8 million to their estimated fair values of $16.5 million. The estimated fair values were determined based on comparable sales values. The carrying values of 12 land parcels exceeded their estimated fair values by $2.8 million. The fair values were based on estimated sales values under current market conditions.

During 2002, the Company received offers on all 13 of the assisted living facilities that were held for sale. The offers, less the cost to sell, were less than the carrying value on 12 of these facilities and required a writedown of the asset values by $8.3 million to their estimated fair values of $44.8 million. The Company sold two of the facilities in the fourth quarter of 2002. The remaining 11 facilities did not have final purchase agreements at December 31, 2002 and were transferred to property and equipment, which required a reversal of $0.7 million of expense previously recorded for estimated selling costs.

The Company decided that the vision business was no longer a long-term strategy. Because of this decision, the non-compete and management contracts were impaired and written down by $5.0 million in the second quarter. The fair value of the management contracts was determined based on a discounted cash flow or a multiple of projected earnings. The Company terminated one of its management contracts requiring a writedown of the remaining fair value of $0.4 million in the third quarter.

## 4. Acquisitions/Divestitures

On April 30, 2002, the Company completed the sale of its Mesquite, Texas acute-care hospital to Health Management Associates, Inc. (HMA) for $79.7 million in cash. Separately, the Company invested $16.0 million to acquire 20 percent of the HMA entity owning the hospital. The total gain on the sale of the hospital was $38.8 million. The Company recorded a pretax gain of $31.1 million and deferred $7.7 million, or 20 percent, of the gain. Simultaneously, the Company acquired for $16.0 million a 20 percent interest in an HMA entity that had recently acquired another hospital in Mesquite, Texas.

The Company owned 41 percent of In Home Health, Inc. at December 31, 1999 and acquired the remaining interest in 2000 for $14.0 million. The acquisition was recorded under the purchase method of accounting, and the Company recorded $13.0 million of goodwill with an estimated life of 20 years.

The Company also paid $6.5 million, $12.7 million and $8.3 million in 2002, 2001 and 2000, respectively, for the acquisition of a skilled nursing facility, rehabilitation therapy businesses, home health businesses and additional consideration for prior acquisitions. The acquisitions were accounted for under the purchase method of accounting. The results of operations of the acquired businesses were included in the consolidated statements of income from the date of acquisition. The pro forma consolidated results of operations would not be materially different from the amounts reported in prior years.

## 5. Goodwill and Intangible Assets

In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," that the Company adopted January 1, 2002. Under this Statement, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. The Company has no indefinite-lived intangible assets. The Company completed its initial impairment test in the second quarter of 2002, which resulted in an impairment loss of $1.3 million related to the Company's vision business. The impairment loss, with zero tax effect, was recorded retroactive to January 1, 2002 as a cumulative effect of a change in accounting principle.

The effects of adding back the goodwill amortization for the years 2001 and 2000 are as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | *(In thousands, except earnings per share)* | | |
| Reported income before cumulative effect | $ 131,864 | $ 68,490 | $ 39,055 |
| Add back: Goodwill amortization, net of tax of $812 and $738, respectively | | 2,591 | 1,795 |
| Adjusted income before cumulative effect | $ 131,864 | $ 71,081 | $ 40,850 |
| Diluted earnings per share: | | | |
| Reported income before cumulative effect | $ 1.33 | $ .66 | $ .38 |
| Goodwill amortization, net of tax | | .03 | .02 |
| Adjusted income before cumulative effect | $ 1.33 | $ .69 | $ .40 |

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

| | Long-Term Care Segment | Other | Total |
|---|---|---|---|
| | | *(In thousands)* | |
| Balance as of January 1, 2002 | $ 8,491 | $ 71,917 | $ 80,408 |
| Goodwill from aquisitions | | 6,720 | 6,720 |
| Impairment loss: | | | |
| Cumulative effect of change in accounting principle | | (1,314) | (1,314) |
| Balance as of December 31, 2002 | $ 8,491 | $ 77,323 | $ 85,814 |

## 6. Genesis/Vitalink Transactions

MCA and one of its subsidiaries owned approximately 50 percent of Vitalink Pharmacy Services, Inc. (Vitalink) common stock. In 1998, Vitalink entered into a merger agreement with Genesis Health Ventures, Inc. (Genesis). Pursuant to the merger agreement, MCA received 586,240 shares of Series G Cumulative Convertible Preferred Stock of Genesis valued at $293.1 million in exchange for its Vitalink common stock. In 1999, the Company reduced the basis of its investment by $274.1 million based on Genesis' inability to pay dividends and its operating performance. In 2000, the Company reduced the basis of its investment by an additional $19.0 million to zero due to Genesis' bankruptcy filing on June 22, 2000 and recorded the charge in impairment of investments.

In October 2001, Genesis emerged from Chapter 11 protection following the completion of its plan of reorganization, resulting in no distributions to its preferred and common shareholders. Under the terms of the reorganization, all preferred and common shares were canceled.

On February 14, 2002, a decision was rendered in an arbitration hearing between the Company and NeighborCare Pharmacy Services (NeighborCare), an institutional pharmacy services subsidiary of Genesis that provides pharmaceuticals to certain of the Company's facilities. The decision denied the Company's right to terminate its NeighborCare supply agreements before their expiration on September 30, 2004. In addition, the decision required the Company to pay damages and certain related amounts of approximately $24.6 million to NeighborCare for profits lost and prejudgment interest as a result of their being precluded from supplying other facilities of the Company. The charge was recorded in the fourth quarter of 2001. The liability was included in other accrued liabilities at December 31, 2001. During 2002, the Company reversed $2.6 million of the expense that was recorded in 2001 and paid $22.0 million based on an amendment to the decision and award dated June 21, 2002.

## 7. Revenues

The Company receives reimbursement under the federal Medicare program and various state Medicaid programs. Revenues under these programs totaled $1.9 billion, $1.6 billion and $1.4 billion for the years ended December 31, 2002, 2001 and 2000, respectively. Medicare program revenues prior to June 1999 for skilled nursing facilities and October 2000 for home health agencies and certain Medicaid program revenues are subject to audit and retroactive adjustment by government representatives. In the opinion of management, any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements. Net third-party settlements amounted to a $5.4 million and $8.2 million payable at December 31, 2002 and 2001, respectively. There were no non-governmental receivables which represented amounts in excess of 10 percent of total receivables at December 31, 2002 and 2001.

Revenues for certain health care services are as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | | *(In thousands)* | |
| Skilled nursing and assisted living services | $ 2,496,530 | $ 2,277,509 | $ 2,037,959 |
| Home health and hospice services | 284,546 | 239,433 | 186,475 |
| Rehabilitation services (excluding inter-company revenues) | 86,186 | 92,135 | 89,590 |
| Hospital care | 21,344 | 60,823 | 50,952 |
| Other services | 16,842 | 24,156 | 15,602 |
| | $ 2,905,448 | $ 2,694,056 | $ 2,380,578 |

## 8. Property and Equipment

Property and equipment consist of the following:

| | 2002 | 2001 |
|---|---|---|
| | *(In thousands)* | |
| Land and improvements | $ 246,183 | $ 232,486 |
| Buildings and improvements | 1,625,894 | 1,602,742 |
| Equipment and furnishings | 308,772 | 322,967 |
| Capitalized leases | 27,249 | 28,324 |
| Construction in progress | 30,589 | 51,202 |
| | 2,238,687 | 2,237,721 |
| Less accumulated depreciation | 704,348 | 680,811 |
| Net property and equipment | $ 1,534,339 | $ 1,556,910 |

Depreciation expense, including amortization of capitalized leases, amounted to $115.4 million, $115.4 million and $111.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Accumulated depreciation included $11.4 million and $11.6 million at December 31, 2002 and 2001, respectively, relating to capitalized leases.

## 9. Debt

Debt consists of the following:

| | 2002 | 2001 |
|---|---|---|
| | *(In thousands)* | |
| Five Year Agreement | $ 259,300 | $ 334,000 |
| 8% Senior Notes | 200,000 | 200,000 |
| 7 1/2% Senior Notes, net of discount | 149,795 | 149,735 |
| Mortgages and other notes | 26,325 | 32,204 |
| Capital lease obligations (see Note 10) | 5,115 | 5,279 |
| | 640,535 | 721,218 |
| Less: | | |
| Amounts due within one year | 267,423 | 5,388 |
| Long-term debt | $ 373,112 | $ 715,830 |

In March 2001, the Company issued $200 million of 8% Senior Notes due in 2008 that are guaranteed by substantially all of its subsidiaries. All of the subsidiaries that guaranteed the 8% Senior Notes are 100 percent owned. The guarantees are full and unconditional and joint and several, and the non-guarantor subsidiaries are minor. The parent company has no independent assets or operations. In May 2001, the Company registered identical Senior Notes with the Securities and Exchange Commission that were exchanged for the Senior Notes issued in March. Interest on the notes is payable semi-annually in March and September.

The Company has a five-year, $500 million credit agreement (Five Year Agreement) with a group of banks that is scheduled to mature September 24, 2003. The loans under the Five Year Agreement are guaranteed by substantially all of the Company's subsidiaries. The Company intends to refinance a major portion of this credit facility prior to its scheduled maturity with bank debt or public debt. This credit agreement, under which both the Company and MCA may borrow, contains various covenants, restrictions and events of default. Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on its ability to incur indebtedness, create liens, pay dividends, repurchase stock, dispose of assets and make acquisitions.

Loans under the Five Year Agreement bear interest at variable rates that reflect, at the election of the Company, the agent bank's base lending rate, rates offered by any of the participating banks under bid procedures or an increment over Eurodollar indices of .15 percent to .50 percent, depending on the quarterly performance of a key ratio. The Five Year Agreement also provides for a fee on the total amount of the facility, ranging from .125 percent to .25 percent, depending on the performance of the same key ratio. In addition to direct borrowings, the Five Year Agreement may be used to support the issuance of up to $100 million of letters of credit.

Whenever the aggregate credit facility utilization exceeds $250 million, an additional fee of .05 percent is charged on loans due under the Five Year Agreement. At December 31, 2002, the average interest rate on loans under the Five Year Agreement was 1.93 percent, excluding the fee on the total facility. After consideration of usage for letters of credit, the remaining credit availability under the agreement totaled $205.6 million.

In June 1996, MCA issued $150 million of 7 1/2% Senior Notes due 2006. The notes are guaranteed by the Company and substantially all of the Company's subsidiaries. Interest on these notes is payable semi-annually in June and December.

Interest rates on mortgages and other long-term debt ranged from 2.30 percent to 10.75 percent. Maturities ranged from 2003 to 2009. Owned property with a net book value of $65.3 million was pledged or mortgaged. Interest paid, primarily related to debt, amounted to $38.0 million, $44.8 million and $63.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. Capitalized interest costs amounted to $0.7 million, $1.9 million and $4.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Debt maturities for the five years subsequent to December 31, 2002 are as follows: 2003 – $267.4 million; 2004 – $2.9 million; 2005 – $3.4 million; 2006 – $153.7 million; and 2007 – $4.4 million.

## 10. Leases

The Company leases certain property and equipment under both operating and capital leases, which expire at various dates to 2036. Certain of the facility leases contain purchase options. The Company's corporate headquarters is leased by its subsidiary and the Company has guaranteed its subsidiary's obligations thereunder. The lease obligation includes the annual operating lease payments that reflect interest only payments on the lessor's $22.8 million of underlying debt obligations, as well as a residual guarantee of that amount at the maturity in 2009. At the maturity of the lease, the Company's subsidiary will be obligated to either purchase the building by paying the $22.8 million of underlying debt or vacate the building and cover the difference, if any, between that amount and the then fair market value of the building.

Payments under non-cancelable operating leases, minimum lease payments and the present value of net minimum lease payments under capital leases as of December 31, 2002 are as follows:

| | Operating Leases | Capital Leases |
|---|---|---|
| | *(In thousands)* | |
| 2003 | $ 18,248 | $ 655 |
| 2004 | 10,542 | 615 |
| 2005 | 6,819 | 620 |
| 2006 | 4,787 | 637 |
| 2007 | 3,891 | 642 |
| Later years | 42,724 | 10,450 |
| Total minimum lease payments | $ 87,011 | 13,619 |
| Less amount representing interest | | 8,504 |
| Present value of net minimum lease payments (included in long-term debt – see Note 9) | | $ 5,115 |

Rental expense was $24.2 million, $23.0 million and $22.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

## 11. Income Taxes

The provision for income taxes consists of the following:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | | *(In thousands)* | |
| Current: | | | |
| Federal | $ 78,829 | $ 75,116 | $ 41,353 |
| State and local | 13,877 | 11,860 | 8,453 |
| | 92,706 | 86,976 | 49,806 |
| Deferred: | | | |
| Federal | (9,579) | (20,959) | (22,947) |
| State and local | (2,307) | (4,515) | (5,370) |
| | (11,886) | (25,474) | (28,317) |
| Provision for income taxes before cumulative effect | $ 80,820 | $ 61,502 | $ 21,489 |

The reconciliation of the amount computed by applying the statutory federal income tax rate to income before income taxes and minority interest to the provision for income taxes before cumulative effect is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | | *(In thousands)* | |
| Income taxes computed at statutory rate | $ 74,439 | $ 45,497 | $ 21,584 |
| Differences resulting from: | | | |
| State and local income taxes | 7,521 | 4,774 | 2,004 |
| Corporate-owned life insurance | | 12,000 | |
| Reversal of valuation allowance | | (2,151) | (3,931) |
| Jobs tax credits | (1,922) | (1,313) | (1,770) |
| Other | 782 | 2,695 | 3,602 |
| Provision for income taxes before cumulative effect | $ 80,820 | $ 61,502 | $ 21,489 |

The Internal Revenue Service has examined the Company's federal income tax returns for all years through 1998. The years have been closed through May 31, 1996 for MCA and through December 31, 1997 for HCR. The Company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

In November 2001, the Company received a notice from the Internal Revenue Service (IRS) denying interest deductions on certain policy loans related to corporate-owned life insurance (COLI) for the years 1993 through 1998. In 2001, the Company agreed to a final settlement with the IRS for an estimated $38.0 million including interest, which allowed the Company to retain a portion of these deductions. The Company recorded a $12.0 million charge in the fourth quarter of 2001 related to the final resolution with the IRS for COLI. The Company paid $38.0 million in additional taxes in 2002.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's federal and state deferred tax assets and liabilities are as follows:

| | 2002 | 2001 |
|---|---|---|
| | *(In thousands)* | |
| Deferred tax assets: | | |
| Accrued insurance reserves | $ 89,360 | $ 69,219 |
| Employee compensation and benefits | 41,571 | 34,077 |
| Allowances for receivables and settlements | 28,739 | 32,961 |
| Net capital loss on Genesis investment | 12,484 | 25,980 |
| Environmental reserve | 9,509 | 9,957 |
| Arbitration reserve | | 9,712 |
| Net operating loss carryover | 5,075 | 8,934 |
| Other | 1,266 | 4,167 |
| | $ 188,004 | $ 195,007 |
| Deferred tax liabilities: | | |
| Fixed asset and intangible asset bases differences | $ 138,898 | $ 155,779 |
| Leveraged leases | 31,342 | 33,920 |
| Pension receivable | 11,158 | 10,420 |
| Other | 15,350 | 15,518 |
| | $ 196,748 | $ 215,637 |
| Net deferred tax liabilities | $ (8,744) | $ (20,630) |

At December 31, 2002, the Company had approximately $23.3 million of acquired net operating loss carryforwards for tax purposes which expire in 2018-2019, and the maximum amount to be used in any year is $9.6 million. At December 31, 2002, the Company had approximately $32.1 million of capital loss carryforward related to the Genesis investment that expires in 2006. Income taxes paid, net of refunds, amounted to $114.9 million (including the payment for COLI, as discussed above), $64.8 million and $33.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

## 12. Commitments/Contingencies

One or more subsidiaries or affiliates of MCA have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies (Cenco). Cenco was acquired in 1981 by a wholly owned subsidiary of MCA. The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings involve efforts by governmental entities and/or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where MCA is alleged to be a potentially responsible party has not yet been quantified. Based upon its current assessment of the likely outcome of the Actions, the Company believes that its future environmental liabilities will be approximately $23.0 to $28.0 million. The Company has received or expects to receive insurance proceeds that will substantially offset amounts due as a result of these exposures, depending upon the ultimate liabilities.

The Company is party to various other legal matters arising in the ordinary course of business including patient care-related claims and litigation. At December 31, 2002 and 2001, the general and professional liability consisted of short-term reserves of $50.3 million and $48.0 million, respectively, which were included in accrued insurance liabilities, and long-term reserves of $117.5 million and $88.5 million, respectively, which were included in other long-term liabilities. The expense for general and professional liability claims, premiums and administrative fees was $82.1 million, $98.6 million and $79.2 million for the years ended December 31, 2002, 2001 and 2000, respectively, which was included in operating expenses. There can be no assurance that such provision and liability will not require material adjustment in future periods.

As of December 31, 2002, the Company had contractual commitments of $3.6 million relating to its internal construction program. As of December 31, 2002, the Company had total letters of credit of $35.1 million that benefit certain third-party insurers and bondholders of certain industrial revenue bonds, and 99 percent of these letters of credit related to recorded liabilities.

## 13. Earnings Per Share

The calculation of earnings per share (EPS) is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | *(In thousands, except earnings per share)* | | |
| Numerator: | | | |
| Income before cumulative effect (income available to common shareholders) | $ 131,864 | $ 68,490 | $ 39,055 |
| Denominator: | | | |
| Denominator for basic EPS – weighted-average shares | 98,165 | 102,066 | 102,203 |
| Effect of dilutive securities: | | | |
| Stock options | 872 | 1,345 | 839 |
| Non-vested restricted stock | 291 | 274 | 84 |
| Denominator for diluted EPS – adjusted for weighted-average shares and assumed conversions | 99,328 | 103,685 | 103,126 |
| EPS – income before cumulative effect | | | |
| Basic | $ 1.34 | $ .67 | $ .38 |
| Diluted | $ 1.33 | $ .66 | $ .38 |

Options to purchase shares of the Company's common stock that were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares were: 2.1 million shares with an average exercise price of $31.55 in 2002, 2.2 million shares with an average exercise price of $33.69 in 2001 and 3.0 million shares with an average exercise price of $30.47 in 2000.

## 14. Stock Plans

The Company's Equity Incentive Plan (Equity Plan) that was approved by shareholders in May 2001 allows the Company to grant awards of non-qualified stock options, incentive stock options and restricted stock to key employees and directors. A maximum of 4,000,000 shares of common stock are authorized for issuance under the Equity Plan with no more than 750,000 shares to be granted as restricted stock. Shares covered by expired or canceled options, by surrender or repurchase of restricted stock, or by shares withheld or delivered in payment of the exercise price or tax withholding thereon, may also be awarded under the Equity Plan. The Equity Plan replaced the Company's previous key employee stock option plan, outside director stock option plan and key senior management employee restricted stock plan. Under the Equity Plan, there were 2,989,210 and 3,912,564 shares available for future awards at December 31, 2002 and 2001, respectively. Employees delivered shares to the Company to cover the payment of the option price and related tax withholdings of the option exercise valued at $2.1 million, $31.2 million and $5.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Certain executive officers were issued 185,000 and 550,000 restricted shares in 2001 and 2000, respectively, with a weighted-average fair value of $21.28 and $7.00, respectively, that vest at retirement. Compensation expense related to restricted stock was $0.8 million, $0.7 million and $0.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. The options for key employees vest between three and five years, and the options for outside directors vest immediately. The following table summarizes activity in the Company's stock option plans for the three-year period ended December 31, 2002:

| | Shares | Weighted-Average Exercise Price |
|---|---|---|
| Options outstanding at January 1, 2000 | 5,406,617 | $ 20.02 |
| Options granted | 1,635,444 | $ 9.11 |
| Options forfeited | (160,112) | $ 30.76 |
| Options exercised | (506,800) | $ 5.41 |
| Options outstanding at December 31, 2000 | 6,375,149 | $ 18.11 |
| Options granted | 2,537,431 | $ 21.32 |
| Options forfeited | (117,200) | $ 26.28 |
| Options expired | (567,068) | $ 36.30 |
| Options exercised | (2,164,253) | $ 10.46 |
| Options outstanding at December 31, 2001 | 6,064,059 | $ 20.33 |
| Options granted | 1,014,157 | $ 19.83 |
| Options forfeited | (109,925) | $ 24.56 |
| Options expired | (84,255) | $ 20.67 |
| Options exercised | (229,550) | $ 20.34 |
| Options outstanding at December 31, 2002 | 6,654,486 | $ 20.52 |
| Options exercisable at | | |
| December 31, 2000 | 3,936,324 | $ 17.56 |
| December 31, 2001 | 2,384,182 | $ 25.27 |
| December 31, 2002 | 2,486,748 | $ 27.39 |

The following tables summarize information about options outstanding and options exercisable at December 31, 2002:

| Options Outstanding | | | |
|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Life |
| $ 5 – $10 | 1,280,000 | $ 7.00 | 7.5 |
| $10 – $20 | 3,108,716 | $ 18.55 | 7.3 |
| $20 – $30 | 772,079 | $ 24.86 | 4.5 |
| $30 – $45 | 1,493,691 | $ 33.98 | 5.6 |
| | 6,654,486 | $ 20.52 | 6.6 |

| Options Exercisable | | |
|---|---|---|
| Range of Exercise Prices | Number Exercisable | Weighted-Average Exercise Price |
| $10 – $20 | 520,641 | $ 15.12 |
| $20 – $30 | 772,079 | $ 24.86 |
| $30 – $45 | 1,194,028 | $ 34.38 |
| | 2,486,748 | $ 27.39 |

## 15. Employee Benefit Plans

The Company has a qualified defined benefit pension plan with future benefits frozen. The funded status of the plan is as follows:

| | 2002 | 2001 |
|---|---|---|
| | *(In thousands)* | |
| **Change in benefit obligation** | | |
| Benefit obligation at beginning of year | $ 30,735 | $ 31,309 |
| Interest cost | 2,197 | 2,283 |
| Actuarial loss | 2,991 | 1,901 |
| Benefits paid | (4,773) | (4,758) |
| Benefit obligation at end of year | 31,150 | 30,735 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | 56,056 | 62,302 |
| Actual return on plan assets | (9,467) | (1,488) |
| Benefits paid | (4,773) | (4,758) |
| Fair value of plan assets at end of year | 41,816 | 56,056 |
| Excess funded status of the plan | 10,666 | 25,321 |
| Unrecognized net actuarial loss | 18,553 | 507 |
| Prepaid benefit cost | $ 29,219 | $ 25,828 |

The components of the net pension income for the plan are as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | | *(In thousands)* | |
| Interest cost | $ 2,197 | $ 2,283 | $ 2,341 |
| Expected return on plan assets | (5,588) | (5,527) | (5,408) |
| Net pension income | $ (3,391) | $ (3,244) | $ (3,067) |

The actuarial present value of benefit obligations was based on a discount rate of 6.75 percent and 7.50 percent at December 31, 2002 and 2001, respectively. The freezing of future pension benefits eliminated any future salary increases from the computation. The expected long-term rate of return on assets was 10 percent for 2002 and 2001. The expected long-term rate of return was decreased to 9 percent for 2003.

The Company has two senior executive retirement plans which are non-qualified plans designed to provide pension benefits and life insurance for certain officers. Pension benefits are based on compensation and length of service and one of the plans is funded through collateral assignment split-dollar life insurance arrangements. Under these arrangements, the officers are owners of the life insurance policies subject to an assignment to the Company of an interest in the policy cash value equal to the premiums paid by the Company. Because of the possible interpretation that the Company's future payment of premiums on these policies would be considered a prohibited loan under the Sarbanes-Oxley Act of 2002, the Company suspended future premium payments following the passage of that Act. Policy dividend values are currently being used to pay the required portion of the annual premiums.

In addition, under the split-dollar assignment agreements, the transaction with MCA required the Company to set aside cash for future premium payments or to reallocate a portion of the corporate interest in the policies. As the Sarbanes-Oxley Act may prohibit additional funding by the Company, the Company committed to reallocate $22.1 million of the Company's interest in the policy cash surrender values to the various officer policies, upon officer retirement. This reallocation also reduced the Company's accrued liability by $8.5 million, resulting in a net charge of $13.6 million, which was included in general and administrative expenses.

The Company's share of the cash surrender value of the policies was $33.3 million and $49.4 million at December 31, 2002 and 2001, respectively, and was included in other assets. The other plan is unfunded. The accrued liability for both plans was $1.9 million and $9.2 million at December 31, 2002 and 2001, respectively, and was included in other long-term liabilities. During 2000, the unfunded plan recognized a curtailment gain of $1.8 million due to the resignation of employees, which reduced accrued benefits.

The Company maintains two savings programs qualified under Section 401(k) of the Internal Revenue Code (401(k)) and two non-qualified, deferred compensation programs. The Company contributes up to a maximum matching contribution of 3 percent of the participant's compensation, as defined in each plan. The Company's expense for these plans amounted to $2.4 million, $4.5 million and $6.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease in expense for 2002 and 2001 was primarily due to a decline in earnings on the non-qualified, deferred compensation programs.

## 16. Fair Value of Financial Instruments

The carrying amount and fair value of the financial instruments are as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | *(In thousands)* | | | |
| Cash and cash equivalents | $ 30,554 | $ 30,554 | $ 26,691 | $ 26,691 |
| Debt, excluding capitalized leases | 635,420 | 660,284 | 715,939 | 735,976 |

The carrying amount of cash and cash equivalents is equal to its fair value due to the short maturity of the investments.

The carrying amount of debt, excluding capitalized lease obligations, approximates its fair value due to the significant amount of variable rate debt. The fair value is computed using discounted cash flow analyses, based on the Company's estimated current incremental borrowing rates.

## 17. Shareholder Rights Plan

Each outstanding share of the Company's common stock includes an exercisable right which, under certain circumstances, will entitle the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock for an exercise price of $150, subject to adjustment. The rights expire on May 2, 2005. Such rights will not be exercisable or transferable apart from the common stock until 10 days after a person or group acquires 15 percent of the Company's common stock or initiates a tender offer or exchange offer that would result in ownership of 15 percent of the Company's common stock. In the event that the Company is merged, and its common stock is exchanged or converted, the rights will entitle the holders to buy shares of the acquirer's common stock at a 50 percent discount. Under certain other circumstances, the rights can become rights to purchase the Company's common stock at a 50 percent discount. The rights may be redeemed by the Company for one cent per right at any time prior to the first date that a person or group acquires a beneficial ownership of 15 percent of the Company's common stock.

## 18. Segment Information

The Company provides a range of health care services. The Company has one reportable operating segment, long-term care, which includes the operation of skilled nursing and assisted living facilities. The "Other" category includes the non-reportable segments and corporate items. The revenues in the "Other" category include services for rehabilitation, home health and hospice, and hospital care. The Company's hospital was sold on April 30, 2002. Asset information, including capital expenditures, is not reported by segment by the Company.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses. The operating margin does not include general and administrative expense, depreciation and amortization, asset impairment, other income and expense items, and income taxes.

The long-term care segment had significant expenses in 2001 that affect the comparison to other years. The Company incurred a decrease of $17.9 million in general and professional liability expense in 2002 compared with 2001 and an increase of $19.4 million in 2001 compared with 2000. The Company also recorded $23.6 million of operating expense in 2001 due to the arbitration decision that relates to the long-term care segment (see Note 6). The other category is not comparative as the Company sold its hospital on April 30, 2002.

| | Long-Term Care | Other | Total |
|---|---|---|---|
| | | *(In thousands)* | |
| Year ended December 31, 2002 | | | |
| Revenues from external customers | $ 2,496,530 | $ 408,918 | $ 2,905,448 |
| Intercompany revenues | | 58,717 | 58,717 |
| Depreciation and amortization | 115,569 | 9,326 | 124,895 |
| Operating margin | 444,220 | 59,592 | 503,812 |
| Year ended December 31, 2001 | | | |
| Revenues from external customers | $ 2,277,509 | $ 416,547 | $ 2,694,056 |
| Intercompany revenues | | 41,505 | 41,505 |
| Depreciation and amortization | 115,827 | 12,332 | 128,159 |
| Operating margin | 371,677 | 50,571 | 422,248 |
| Year ended December 31, 2000 | | | |
| Revenues from external customers | $ 2,037,959 | $ 342,619 | $ 2,380,578 |
| Intercompany revenues | | 27,825 | 27,825 |
| Depreciation and amortization | 109,213 | 11,995 | 121,208 |
| Operating margin | 335,291 | 28,523 | 363,814 |

# Five-Year Financial History

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | *(Dollars in thousands, except per share and Other Data)* | | | | |
| **Results of Operations** | | | | | |
| Revenues | $ 2,905,448 | $ 2,694,056 | $ 2,380,578 | $ 2,135,345 | $ 2,209,087 |
| Expenses: | | | | | |
| Operating | 2,401,636 | 2,271,808 | 2,016,764 | 1,697,459 | 1,715,575 |
| General and administrative | 131,628 | 115,094 | 104,027 | 89,743 | 96,017 |
| Depreciation and amortization | 124,895 | 128,159 | 121,208 | 114,601 | 119,223 |
| Provision for restructuring charge, merger expenses, asset impairment and other related charges | 33,574 | | | 14,787 | 278,261 |
| | 2,691,733 | 2,515,061 | 2,241,999 | 1,916,590 | 2,209,076 |
| Income from continuing operations before other income (expenses), income taxes and minority interest | 213,715 | 178,995 | 138,579 | 218,755 | 11 |
| Other income (expenses): | | | | | |
| Interest expense | (37,651) | (50,800) | (60,733) | (54,082) | (46,587) |
| Gain (loss) on sale of assets | 30,651 | (445) | 506 | | |
| Impairment of investments | | | (20,000) | (274,120) | |
| Equity in earnings of affiliated companies | 4,761 | 1,407 | 812 | 1,729 | 5,376 |
| Other income | 1,208 | 835 | 2,505 | 5,322 | 16,635 |
| Total other expenses, net | (1,031) | (49,003) | (76,910) | (321,151) | (24,576) |
| Income (loss) from continuing operations before income taxes and minority interest | 212,684 | 129,992 | 61,669 | (102,396) | (24,565) |
| Income taxes (benefit) | 80,820 | 61,502 | 21,489 | (47,238) | 21,597 |
| Minority interest income | | | 1,125 | | |
| Income (loss) from continuing operations | $ 131,864 | $ 68,490 | $ 39,055 | $ (55,158) | $ (46,162) |
| Earnings per share – | | | | | |
| Income (loss) from continuing operations: | | | | | |
| Basic | $ 1.34 | $ .67 | $ .38 | $ (.51) | $ (.42) |
| Diluted | $ 1.33 | $ .66 | $ .38 | $ (.51) | $ (.42) |
| **Cash Flows** | | | | | |
| Cash flows from operations | $ 283,293 | $ 283,427 | $ 210,149 | $ 137,110 | $ 135,403 |
| **Financial Position** | | | | | |
| Total assets | $ 2,306,932 | $ 2,424,071 | $ 2,358,468 | $ 2,289,777 | $ 2,722,727 |
| Long-term debt | 373,112 | 715,830 | 644,054 | 687,502 | 693,180 |
| Shareholders' equity | 1,016,047 | 1,046,538 | 1,012,729 | 980,037 | 1,199,168 |
| **Other Data (Unaudited)** | | | | | |
| Number of skilled nursing and assisted living facilities | 366 | 368 | 354 | 346 | 360 |

We changed our method of accounting for our investment in In Home Health, Inc., or IHHI, over the past five years due to changes in ownership or control. We consolidated IHHI's financial results after 1999 and recorded them under the equity method in 1999 and 1998. See Note 1 to our consolidated financial statements for further discussion of the change from the equity method to consolidation of IHHI in 2000. We changed from consolidation to the equity method of accounting for IHHI in 1998 as a result of modifications to a preferred stock agreement that changed our voting rights related to our preferred stock ownership. IHHI's results are not included on the individual line items when recording under the equity method. For a consistent trend, you must add the amounts above with IHHI's revenues of $84.3 million for 1999 and $87.7 million for 1998, and IHHI's operating expenses of $72.2 million for 1999 and $83.7 million for 1998.

# Summary of Quarterly Results (Unaudited)

| | Year ended December 31, 2002 | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Year |
| | *(In thousands, except per share amounts)* | | | | |
| Revenues | $ 715,987 | $ 728,435 | $ 732,920 | $ 728,106 | $ 2,905,448 |
| Income before other income (expenses), income taxes and minority interest | 63,961 | 38,084 | 67,097 | 44,573 | 213,715 |
| Income before cumulative effect | 33,739 | 38,008 | 37,063 | 23,054 | 131,864 |
| Net income | 32,425 | 38,008 | 37,063 | 23,054 | 130,550 |
| Earnings per share – Income before cumulative effect: | | | | | |
| Basic | $ .33 | $ .38 | $ .38 | $ .24 | $ 1.34 |
| Diluted | $ .33 | $ .38 | $ .38 | $ .24 | $ 1.33 |

| | Year ended December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Year |
| | *(In thousands, except per share amounts)* | | | | |
| Revenues | $ 638,193 | $ 663,336 | $ 687,639 | $ 704,888 | $ 2,694,056 |
| Income before other income (expenses), income taxes and minority interest | 53,582 | 60,396 | 61,621 | 3,396 | 178,995 |
| Net income (loss) | 24,983 | 30,212 | 31,218 | (17,923) | 68,490 |
| Earnings per share – net income (loss): | | | | | |
| Basic | $ .24 | $ .30 | $ .31 | $ (.18) | $ .67 |
| Diluted | $ .24 | $ .29 | $ .30 | $ (.18) | $ .66 |

Net income for the first quarter of 2002 differs from the amount in the respective Form 10-Q due to the adoption of a new accounting principle related to goodwill. During the second quarter of 2002, the Company recorded an impairment loss of $1.3 million, with zero tax effect, retroactive to January 1, 2002, as a cumulative effect of a change in accounting principle.

In the second, third and fourth quarters of 2002, the Company recorded asset impairment charges of $24.9 million ($15.4 million after tax), $2.7 million ($1.7 million after tax) and $6.0 million ($3.7 million after tax), respectively. In the second quarter of 2002, the Company recorded a gain on the sale of its hospital of $31.1 million ($19.3 after tax). In the fourth quarter of 2002, the Company recorded general and administrative expenses of $13.6 million ($8.5 million after tax) for restructuring the officer split-dollar insurance arrangements.

In the fourth quarter of 2001, the Company recorded three charges. First, the Company recorded general and professional liability expense of $38.0 million ($23.6 million after tax) that related to a change in estimate for claims in policy periods prior to June 2000. Second, the Company recorded income tax expense of $12.0 million related to its final resolution with the Internal Revenue Service for corporate-owned life insurance. Third, the Company recorded $24.6 million of expense ($15.2 million after tax) due to an arbitration decision that required the Company to pay damages and certain related amounts to NeighborCare Pharmacy Services.

See Management's Discussion and Analysis for further discussion of these items.

## Board of Directors

**Paul A. Ormond**
Chairman, President and Chief Executive Officer of Manor Care, Inc.

**Virgis W. Colbert** [1]
Executive Vice President of Miller Brewing Company, Milwaukee, Wisconsin

**Joseph F. Damico**
Founding Partner/Operating Principal of RoundTable Healthcare Partners, Lake Forest, Illinois

**Joseph H. Lemieux** [2*][3]
Chairman and Chief Executive Officer of Owens-Illinois, Inc., Toledo, Ohio

**William H. Longfield** [2][3*]
Chairman and Chief Executive Officer of C.R. Bard, Inc., Murray Hill, New Jersey

**Frederic V. Malek** [2]
Chairman of Thayer Capital Partners, Washington, D.C.

**John T. Schwieters** [3][4]
Vice Chairman of Perseus, LLC, Washington, D.C.

**Robert G. Siefers** [3]
Vice Chairman of National City Corporation, Cleveland, Ohio

**M. Keith Weikel** [4]
Senior Executive Vice President and Chief Operating Officer of Manor Care, Inc.

**Gail R. Wilensky** [1][4*]
John M. Olin Senior Fellow at Project HOPE, Bethesda, Maryland

**Thomas L. Young** [1*][2][3]
Executive Vice President, Administration and General Counsel of Owens-Illinois, Inc., Toledo, Ohio

[1] Audit Committee
[2] Compensation Committee
[3] Governance Committee
[4] Quality Committee

* Committee Chairperson

## Corporate Officers

**Paul A. Ormond** [a]
Chairman, President and Chief Executive Officer

**M. Keith Weikel** [a]
Senior Executive Vice President and Chief Operating Officer

**Geoffrey G. Meyers** [a]
Executive Vice President and Chief Financial Officer

**R. Jeffrey Bixler** [a]
Vice President, General Counsel and Secretary

**Steven M. Cavanaugh**
Vice President, Director of Corporate Development

**William J. Chenevert** [a]
Vice President, General Manager, West Division, and Director of Operations Support

**Nancy A. Edwards** [a]
Vice President, General Manager, Central Division

**R. Michael Ferguson**
Vice President, Procurement

**Larry R. Godla**
Vice President, Development and Construction

**John K. Graham** [a]
Vice President, General Manager, Eastern Division

**Jeffrey A. Grillo** [a]
Vice President, General Manager, Mid-Atlantic Division

**Douglas G. Haag**
Vice President, Treasurer

**J. Susan Harless**
Vice President, Director of Marketing and Medical Specialties Services

**William H. Kinschner**
Vice President, Director of Management Support Services

**David B. Lanning**
Vice President, Development

**Barry A. Lazarus**
Vice President, Director of Reimbursement

**Larry C. Lester** [a]
Vice President, General Manager, Midwest Division

**Spencer C. Moler** [a]
Vice President, Controller

**Wade B. O'Brian**
Vice President, Director of Human Resources and Labor Relations

**James P. Pagoaga**
Vice President, Rehabilitation Services

**Richard W. Parades** [a]
Vice President, General Manager, Mid-States Division

**John I. Remenar**
Vice President, Director of Financial Services

**F. Joseph Schmitt** [a]
Vice President, General Manager, Southern Division

**Joyce C. Smith**
Vice President, Director of Clinical Services

**Ronald P. Traupane**
Vice President, Interior Design and Architecture

**Deborah J. Workman**
Vice President, Director of Information Services

**JoAnn Young** [a]
Vice President, General Manager, Assisted Living Division

[a] Executive Officers

## Shareholder Assistance

If you have questions about your account or your shares of Manor Care stock, please contact our stock transfer agent, National City Bank.

National City Bank
Corporate Trust Operations
3rd Floor – North Annex
4100 W. 150th Street
Cleveland, Ohio 44135
Phone: (800) 622-6757
Fax: (216) 257-8508

Mailing address:
P.O. Box 92301
Cleveland, Ohio 44193-0900

## Corporate Headquarters

Manor Care, Inc.
333 N. Summit Street
Toledo, Ohio 43604

Mailing address:
P.O. Box 10086
Toledo, Ohio 43699-0086

Phone: (419) 252-5500
Internet Website at www.hcr-manorcare.com
E-mail: info@hcr-manorcare.com

## Common Stock

The company's common stock is traded under the symbol "HCR" on the New York Stock Exchange, which is the principal market on which the stock is traded.

The high, low and closing prices of our stock on the New York Stock Exchange for 2002 and 2001 were as follows:

| 2002 | | | |
|---|---|---|---|
| Quarter ended | High | Low | Close |
| March 31 | 23.50 | 18.43 | 23.30 |
| June 30 | 27.01 | 22.20 | 23.00 |
| Sept. 30 | 23.80 | 17.83 | 22.48 |
| Dec. 31 | 22.61 | 16.24 | 18.61 |

| 2001 | | | |
|---|---|---|---|
| Quarter ended | High | Low | Close |
| March 31 | 25.00 | 17.31 | 20.40 |
| June 30 | 31.75 | 18.99 | 31.75 |
| Sept. 30 | 34.50 | 23.90 | 28.10 |
| Dec. 31 | 29.15 | 20.45 | 23.71 |

No cash dividends have been declared or paid on common stock.

## Stock Ownership

The number of shareholders of record on January 31, 2003, was 3,090. Approximately 93 percent of the outstanding shares were registered in the name of Depository Trust Company, or Cede & Co., which held these shares on behalf of several hundred brokerage firms, banks and other financial institutions. We believe that the shares attributed to these financial institutions represent the interests of more than 20,000 beneficial owners.

## Annual Meeting

The annual meeting of stockholders will be held at 2:00 p.m. on Tuesday, May 6, 2003, in the auditorium adjacent to the lobby at One SeaGate, Toledo, Ohio.

## Form 10-K

A copy of the company's annual report on Form 10-K for 2002 filed with the Securities and Exchange Commission may be obtained without charge after March 31, 2003, by contacting Manor Care Shareholder Services at P.O. Box 10086, Toledo, Ohio 43699-0086.

## Independent Auditors

Ernst & Young LLP
One SeaGate – 12th Floor
Toledo, Ohio 43604

Manor Care, Inc.
333 N. Summit Street
Toledo, Ohio 43604
(419) 252-5500